As filed with the Securities and Exchange Commission on December 31, 2002
                                                      Registration No. 333-88179

                       Securities and Exchange Commission
                              Washington, DC 20549
                       ----------------------------------
                                 Amendment No. 5
                                       to
                                    FORM SB-1


                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                        International Test Systems, Inc.
                 ----------------------------------------------
                 (Name of small business issuer in its charter)

          Delaware                        4214                  74-29581956
-------------------------------         ---------            -------------------
(State or other jurisdiction of   (Primary North American      (IRS Employer
 incorporation or organization)    Industry Classification   Identification No.)
                                    System Code Number)

             16161 College Oak, Suite 101, San Antonio, Texas 78249;
                 (210) 408-6019 (Address and telephone number of
                          principal executive offices)

Carey Birmingham, President          With Copies to:
16161 College Oak, Suite 101         David Loev, Esq.
San Antonio, TX 78249                Vanderkam & Sanders, 440 Louisiana, #475
(210) 408-6019                       Houston, TX 77002; (713) 547-8900
                                    (Name, address and telephone number of agent
                                     for service)

            Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration statement of the earlier effective registration statement for the same offering. |_|

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


                                                                    Proposed
                                                   Proposed         Maximum
                                                   Maximum          Aggregate       Amount of
 Title of Each Class of       Amount to be     Offering Price Per   Offering        Registration
 Shares to be Registered      Registered       Share                Price           Fee
-------------------------    --------------   -------------------  ------------    ---------------

Common Shares                  1,250,000           .40(1)             500,000         46.00
Class A Warrants               1,250,000           .10                125,000         11.50
Class B Warrants               1,250,000           .10                125,000         11.50
Common Stock underlying
Class A warrants               1,250,000          2.50              3,125,000        287.50
Common Stock underlying
Class B warrants               1,250,000          4.50              5,625,000        517.50
Total                          6,250,000                           $9,500,000       $874.00

(1)  There is no current market value for the securities.

(2) Estimated solely for purposes of calculating the registration fee based on Rule 457(f)(2).

            The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Disclosure alternate used (check one): Alternate 1 [ X ]    Alternate 2 [   ]

Prospectus
                             Initial Public Offering

                        International Test Systems, Inc.

            This registration statement relates to the offer and sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant with an exercise price of $2.50 per share and 1,250,000 class B warrants @ $.10 per warrant with an exercise price of $4.50 per share of International Test Systems, Inc. There is a minimum gross offering of $125,000 in sales of any combination of our common stock and warrants. There is a maximum gross offering of $750,000 prior to warrant exercises.

            We are offering these shares through Public Securities, Inc. on a "best efforts" basis. We will pay Public Securities, Inc. 10% commissions on all stock and warrant sales that they make. In addition, we have an arrangement with Public Securities, Inc. providing them the option to purchase an amount equal to 10% of the shares of our common stock sold in this offering.

                                                Underwriting
                                               Discounts and     Proceeds to
                     Price to Public (1)     Commissions (2)      Issuer (3)
                     -------------------     ---------------      ----------
Per Share                      $ .40               $ .04               $ .36
Per Class A Warrant            $ .10               $ .01               $ .09
Per Class B Warrant            $ .10               $ .01               $ .09
Total Minimum            $125,000(4)             $12,500            $112,500
Total Maximum            $750,000(5)             $75,000            $675,000

(1) Maximum of 250,000 shares may be sold on a "best efforts" basis. (2) Public Securities, Inc. serves as the underwriter in this offering.
(3) The net proceeds to International Test Systems is before the payment of certain expenses in connection with this offering estimated at a minimum of $12,500 and a maximum of $75,000.
(4) Any combination of sales of common stock and warrants resulting in $125,000 of gross proceeds. (5) Does not reflect the exercise of any warrants.

            An investor may purchase either shares of our common stock, class A redeemable warrants, or class B redeemable warrants. We must sell a combination of these securities in an amount equal to $125,000 within 12 months from the effective date of this prospectus in order for the offering to be continued. Amounts received will be escrowed and promptly returned, without interest accrued or fees charged, if this threshold is not reached. This offering will extend for a period of one year from the date of this prospectus.

            Information contained herein is subject to completion or amendment. The registration statement relating to the securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

            THIS OFFERING INVOLVES A SIGNIFICANT DEGREE OF RISK AND PROSPECTIVE INVESTORS NEED TO READ THE SECTION CALLED "RISK FACTORS" IN THIS PROSPECTUS WHICH BEGINS ON PAGE 9.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        International Test Systems, Inc.
                                Table Of Contents
Prospectus Summary                                               6
Risk Factors                                                     9
Plan Of Distribution                                            10
Use Of Proceeds                                                 15
Use of Proceeds                                                 15
Dilution                                                        18
Capitalization                                                  20
Business Of The Company                                         21
Management's Discussion And Analysis Of Financial
Condition And Results Of Operations For The Period              34
Directors, Officers And Key Personnel Of The Company            38
Security Ownership Of Certain Beneficial Owners And
         Management                                             40
Selling Shareholders                                            42
Certain Transactions                                            42
      Description Of The Securities                             44
      Interests Of Named Experts And Counsel                    48
Legal Proceedings                                               48
      Federal Tax Aspects                                       48
      Certain Provisions Of Our Articles And By Laws            49

                               Prospectus Summary

The Company

            International Test Systems, Inc. was originally incorporated in Texas in September 1996. This Texas corporation was dissolved in September 1999 and reincorporated in Delaware on September 20, 1999 with all of the same assets and liabilities and substantially identical ownership. Pensar Technologies, LLC was formed as a Texas Limited Liability Company on May 5, 1995. On May 7, 2002, International Test Systems, Inc. entered into an asset purchase agreement with Pensar whereby International Test Systems acquired all of the assets and certain of the liabilities of Pensar. Both International Test Systems and Pensar are entities under partial common control and the financial statements are presented separately until International Test Systems and Pensar entered into an asset purchase agreement in May 2002. References in this document to "International Test Systems", "Pensar Technologies, LLC", "company", "we", "our" and "us" refer to International Test Systems, Inc., a Delaware corporation.

            Our operations have been restricted to only a few sales to date. We market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. Our telephone number is (210) 408-6019 and our e-mail address is its@itestsystems.com.

The Offering

Securities offered                               1,250,000,000 shares of common stock,
                                             1,250,000 Class A Warrants, and 1,250,000
                                                                      Class B Warrants
Shares of common stock
Outstanding Before Offering                                                  2,380,000

Shares of common stock
Outstanding after offering (assuming sale
Of all shares offered)                                                       3,630,000


                          Summary Financial Information

The summary financial information presented below is derived from our audited financial statements for the year ended December 31, 2001 and December 31, 2000 and our unaudited financial statements for the period from January 1, 2002 through September 30, 2002.

Statement of Operation Data:

                                             Year Ended            Year Ended      Nine Months Ended
                                      December 31, 2001     December 31, 2000     September 30, 2002
                                      -----------------     -----------------     -------------------

Revenues                                      $   5,675              $ 10,482           $ 18,207
Cost of Sales                                         -                     -              1,206
General and Administrative Expenses
            Paid in Cash                         15,507                35,195             41,924
            Paid in Stock                       139,400                30,000             70,000

Net Loss                                      $(149,232)             $(56,938)        $(235,750)


BALANCE SHEET DATA:                   December 31, 2001    September 30, 2002
Working Capital                                   $(667)             $(26,811)
Long-Term Debt                                        -                27,876
Additional Paid in Capital                    1,263,866             1,512,141

Accumulated Deficit                          (1,165,187)        (1,400,937)
Total Stockholders' Equity (deficit)           $100,704           $113,354

                                  Risk Factors

            You should carefully consider the following risk factors and other information in this prospectus before deciding to become a holder of our common stock. If any of the following risks actually occurs, our business and financial results could be negatively affected to a significant extent.

We will need additional financing as current funds are insufficient to finance our operations and plans for growth.

            We anticipate that proceeds from this offering, assuming we raise a minimum of $125,000, will satisfy our working capital requirements for at least the next twelve months. We may need to raise additional funds in order to finance our operations while we develop our business. We cannot assure you that financing will be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations. Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results.

We are not generating substantial revenues and expect future losses.

            As of December 31, 2001, and September 30, 2002, our company had working capital of $667 and $26,811, respectively. We expect negative cash flow and operating losses to continue for the foreseeable future until we can successfully market and distribute products, develop new technologies and produce commercially viable future products and/or enter into successful strategic ventures with other entities. We expect our operating costs to increase.

            We expect that it will take some time before we begin generating net income. If net operating revenue does not grow at the rate we anticipate, and we are unable to adjust our operating expenses accordingly, then our business and financial results could be substantially and adversely affected. We cannot assure you that we have accurately predicted our net revenue, particularly in light of the intense competition for testing and troubleshooting components on printed circuit boards. Furthermore, we cannot assure you that we will ever achieve or sustain profitability. Therefore, we may not be able to continue our business in the future.

We have a limited operating history; we have no history of profits and our future profitability remains uncertain.

            During the past three years, we have not generated substantial revenues. Our future success will be materially dependent upon our raising capital to fund our ongoing operations and to position ourselves so as to be capable of exploiting market opportunities. Our business must be considered in light of the risks, expenses, and problems frequently encountered by companies in the early stages of development.

We cannot predict our success because our technology is substantially untested in the marketplace

         Our success depends on continued growth in the need for testing and troubleshooting components on printed circuit boards. The success of our business will ultimately depend on acceptance of hardware and software products to test and troubleshoot components on printed circuit boards. Our technology is substantially untested in the marketplace; which could result in unanticipated capital expenditures and delays in achieving marketing success in the event product improvements or upgrades are required. Our success will also depend on our ability to compete with other hardware and software providers. As we have had no substantial operations, we cannot reliably predict the future success of our business.

While we have sold some of our products, many standards in the industry might define the products as in the prototype stage of development.

     Although we believe the products have been market-tested, there are many aspects of a complex technology which may require additional upgrades, changes or improvements, calling for additional capital in the future. We may be required to fund such upgrades, changes or improvements out of operating income or proceeds from this offering. If product improvements are required, success in marketing these products and achieving profitability could be delayed or halted.

We depend on Carey Birmingham to execute our business plan.

            Our potential for success depends significantly on our Chief Executive Officer, Carey Birmingham. We are heavily dependent upon Mr. Birmingham to implement our business plan. We have entered into an employment agreement with Mr. Birmingham which provides for compensation to Mr. Birmingham contingent upon our raising funds in this offering. In the event we are unsuccessful raising capital in this offering sufficient to compensate Mr. Birmingham there is no assurance that he will continue to manage our affairs in the future. Further, we have not obtained a "key person" life insurance policy on Mr. Birmingham. The loss of his services could have a significant adverse effect on our business.

Best efforts, minimum offering, maximum offering; you may lose your entire investment.

         The shares offered hereby will be sold on a "best efforts, minimum, maximum" basis. We cannot assure that all or any of the shares or warrants offered will be sold. We are required to raise a minimum of $125,000 in sales of any combination of our common stock and warrants before accepting such subscriptions for investment in International Test Systems, Inc. Accordingly, investors whose subscriptions are accepted first run the additional risk that we may raise funds only meeting the minimum offering and that we will not raise all of the funds we are seeking in this offering which could materially and adversely affect our ability to finance our business plan. In any event, consideration put forth by our investors will be returned in the event we do not raise a minimum of $125,000 in sales of any combination of our common stock and warrants.

We intend to apply to be listed on the OTC Electronic Bulletin Board, which can be a volatile market.

         We intend to apply to have our common stock quoted on the OTC Electronic Bulletin Board, a NASD sponsored and operated quotation system for equity securities. It is a more limited trading market than the NASDAQ SmallCap Market, and timely, accurate quotations of the price of our common stock may not always be available. You may expect trading volume to be low in such a market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

Investors may face significant restrictions on the resale of International Test Systems, Inc. stock due to Federal regulations of penny stock.

         Once our common stock is listed on the OTC Bulletin Board, it will be subject to the requirements of Rule 15(g)9, promulgated under the Securities Exchange Act as long as the price of our common stock is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

Future issuances of our common stock could dilute current shareholders and adversely affect the market if it develops.

         We have the authority to issue up to 50,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders.

            Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important. This prospectus contains all of the representations by our company concerning this offering, and no person shall make different or broader statements than those contained herein, investors are cautioned not to rely upon any information not expressly set forth in this offering.

Plan Of Distribution

            We are seeking to raise a minimum offering amount of $125,000 and a maximum offering amount of $750,000, without the exercise of any warrants, through the sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant with an exercise price of $2.50 per share and 1,250,000 class B warrants @ $.10 per warrant with an exercise price of $4.00 per share. The public offering price of our securities will not change until completion of the public offering distribution. No public market currently exists for shares for International Test Systems common stock. We intend to apply to have our shares traded on the OTC Bulletin Board as soon as practicable and upon our registration statement becoming effective.

            Our offering will be sold on a first come, first served basis by Public Securities, Inc., as well as through our officers and directors. We have entered into an underwriting agreement with Public Securities setting forth the terms of our agreement with them. Pursuant to this agreement, we will pay them commissions of 10% of shares and warrants sold for a total of $75,000 for the maximum offering or $12,500 for the minimum offering. In addition, we will pay Public Securities, Inc. an unaccountable expense not to exceed $5,000. We have agreed to sell Public Securities an option to purchase up to an aggregate of 125,000 shares and up to 125,000 warrants at 140% of the offering price of the share or warrant or $.56 per share and $.14 per warrant, as the case may be, commencing one year from the date of this prospectus and expiring five years from the date of this prospectus. The options will be issued for the shares and warrants at the rate of one underwriter's purchase option for every ten of the respective securities sold in this offering. The securities issuable upon exercise of the purchase option are identical to those offered by this prospectus except that the securities issued pursuant to the purchase option expire five years from the date of this prospectus. The securities purchase option may not be transferred, sold, assigned or hypothecated during the one-year period following the date of this prospectus, except to underwriters and selected dealers and to officers and partners of the underwriters or the selected dealers. The securities purchase option grants to holders demand and "piggy back" registration rights for periods of five years from the date of this prospectus with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the purchase option. The exercise price and amounts issuable upon exercise of the securities purchase option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the purchase option will not be adjusted for issuances of common stock at a price below its exercise price. Our company has agreed to indemnify Public Securities against liabilities under the securities laws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. No commissions or other compensation will be paid to our officers and directors in connection with this offering.

         Public Securities, Inc., located at 300 North Argonne Road,
Suite 202, Spokane, Washington 99212, (509) 892-5590, was established in 1986. It operates as a full service broker-dealer and is a member of the NASD and SIPC. Public Securities specializes in market making and initiating quotations on untraded companies. There is no assurance that Public Securities will make a market in the Company's securities. There is no material relationship between Public Securities and the company or its management. If additional information is desired regarding Public Securities, Inc., please feel free to inquire through the NASD Regulation website, www.nasdr.com. Information regarding the disciplinary history of securities firms and their registered representatives is available through this site.

            We have established a minimum offering amount of $125,000 from the sale of our common stock and warrants. We will promptly deposit all investor money pending sale of the minimum offering amount into an escrow account with our escrow agent, David M. Loev, Esq., Vanderkam & Sanders, 440 Louisiana, #475, Houston, TX 77002, (713) 547-8900. In the event the minimum offering amount is not raised within one year from the effective date of this offering, we will promptly return all investor money with out any interest accrued or penalties assessed. Upon receipt of the minimum amount, each subscription for securities in this offering that is accepted by us will be credited immediately to our company cash accounts, and such funds may be spent by us at our discretion, without any waiting period or other contingency.

            We intend to sell our securities in the following states:

         Arizona
         Arkansas
         California
         Colorado
         Connecticut
         Florida
         Illinois
         Maine
         Maryland
         Michigan
         Minnesota
         New Jersey
         New Mexico
         New York
         Ohio
         Oklahoma
         Pennsylvania
         South Carolina
         Tennessee
         Texas
         Virginia
         Washington D.C.
         Wisconsin
         Wyoming

            No person or group has made any commitment to purchase any or all of the securities. We cannot state at this point how many of the securities will be sold. Insiders and affiliates will not purchase securities in order to reach the minimum but anticipate purchasing our securities after we raise the minimum offering amount.

            We reserve the right to reject any subscription in full or in part, and to terminate the offering at any time.

            No person, individual or group has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied on as having been authorized by us or our officers. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any of the securities it offers to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that the information in this prospectus is correct as of any date later than the date of this prospectus.

     The securities may only be offered, sold or traded in those states where the offering and/or securities have been registered, or where there is an exemption from registration.

     Purchasers of securities, either in this offering or in any subsequent trading market which may develop, must be residents of states in which the securities are registered or exempt from registration. Some of the exemptions are self-executing, that is to say that there are no notice or filing requirements, and compliance with the conditions of the exemption render the exemption applicable.

            If all of the securities we are offering are sold, we will have outstanding 3,630,000 shares of common stock prior to exercise of any of the warrants we are offering. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our "affiliates", which may be sold only while this registration statement or another registration statement covering resales by those affiliates is effective, or in accordance with Rule 144 or private sales exemptions. An affiliate is a person controlling, controlled by or under common control with our company. There are no lockup agreements or resale restrictions on any of our outstanding shares, other than those governed by Rule 144.

            The holders of our class A and class B redeemable warrants, the holders of the common stock issuable upon exercise of those warrants and any of the pledgees, assignees and successors-in-interest of such holders may, from time to time, sell any or all of their securities on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The holders of those securities may use any one or more of the following methods when selling them:

     o    ordinary   brokerage   transactions  and  transactions  in  which  the
          broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases  by  a   broker-dealer   as  principal  and  resale  by  the
          broker-dealer for its account;

     o an exchange distribution in accordance wit the rules of the applicable exchange;

     o    privately negotiated transactions;

     o    short sales;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and o a combination of any such methods of sale.

            The holders of our common stock, may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. They may also engage in short sales against the box, puts and calls and other transactions in securities of our company or derivatives of our securities and may sell or deliver shares in connection with these trades. The holders of the shares of common stock being offered pursuant to this prospectus also may pledge their securities to their brokers under the margin provisions of customer agreements.

            Broker-dealers engaged by the holders of our common stock and our class A and class B redeemable warrants may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from those security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

            The holders of our common stock and our class A and class B redeemable warrants and any broker- dealers or agents that are involved in selling those holders' securities may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

            We will pay all fees and expenses incident to the registration of the securities offered pursuant to this prospectus, except any fees and disbursements of counsel to the holders of such securities and any brokerage commissions and other selling expenses incurred by those holders in connection with the sale of their securities.

            At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will contain the amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the holders, selling securities and any discounts, commissions or concessions allowed or reallowed or paid to dealers. A prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the U.S. Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities.

            The holders of our common stock and our class A and class B redeemable warrants and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M, which may limit the timing of purchases and sales of any of the common stock by you and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to the particular common stock being distributed for certain periods prior to the commencement of or during such distribution. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market- making activities with respect to the common stock.

            We do not intend to engage in any distribution efforts on behalf of any of the holders of our common stock and our class A and class B redeemable warrants other than providing for registration of the securities registered for sale with the U.S. Securities and Exchange Commission. We do not intend to solicit or otherwise induce any security holder to exercise their class A or class B redeemable warrants.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Note: Equity investors should be aware that unless the company is able to complete a further public offering or the company is able to be sold for cash or merged with a public company that their investment in the company may be illiquid indefinitely.

     Determination Of The Offering Price

            Prior to this offering, there has been no market for the common stock and/or warrants of the company, and, as a development stage company, we have essentially had no substantial business operations to date. The offering price has been determined arbitrarily by our board of directors.

            For the year ended December 31, 2000 and for the year ended December 31, 2001, losses were ($56,938) and ($149,232), respectively with a net loss per share of $(0.03) and $(0.08), respectively.

            Our proforma net tangible book value as of December 31, 2001 was $100,704 or $.05 per share. Our proforma net tangible book value as of September 30, 2002 would have been $113,354 or $.05 per share.

            Our proforma net tangible book value as of September 30, 2002 based upon the number of shares outstanding after this maximum offering if all securities are sold will be $716,229 or $.12 per share.

            The percentage of outstanding shares the investors in the offering will have if the maximum is sold and if the minimum is sold as well as if the warrants are exercised is set forth as follows:

         % if Minimum       % if Maximum Offering         % if Maximum Offering
         Offering Amount          Sold and No               Amount Sold and all
              Sold            Warrants Exercised            Warrants Exercised

              12%                     34%                           61%

Management is implicitly attributing a value of $153,759 to our company in the event the minimum is sold and $716,229 if the maximum is sold.

After reviewing the above, potential investors should consider whether or not the offering price or exercise price for the securities is appropriate at the present stage of the company's development.

Use Of Proceeds

            The gross proceeds of the offering, excluding warrant exercises, are approximately $125,000 if the minimum offering is sold and $750,000 if the maximum offering is sold. We expect all of our organizational expenses will be paid prior to the effective date of this prospectus, as well as the majority of offering expenses, including legal, accounting and other professional fees. We are offering the securities through Public Securities, Inc., as well as our officers and directors. We will pay Public Securities, Inc. a commission of 10% on all stock and warrant sales made via Public Securities. No commissions or other compensation will be paid to our officers and directors in connection with this offering. We will receive proceeds from the exercise of the warrants, if any warrants are exercised. We presently intend to use the gross proceeds as follows:


                                    Minimum Offering                                         Maximum Offering
                              $125,000 (1)    Percent      $500,000        Percent     $750,000 (2)      Percent

Gross Aggregate                $125,000         100%        $500,00         100%          $750,000         100%
Proceeds                                                          0
Less Offering
Expenses and
Commissions:
         Offering                72,125          58%         72,125          14%            72,125          10%
         Costs(3)
         Commissions             12,500          10%         50,000          10%            75,000          10%
Net offering expenses            84,625          68%        122,125          24%           147,125          20%
Net Offering Proceeds            40,375          32%        377,875          76%           602,875          80%
Advertising and Direct
Marketing:
Corporate                             -            -         25,000           5%            46,500           6%
     Product                      5,000           4%         80,125          16%           167,250          22%

Consulting and Outsourcing
Fees, Wages and Salaries:        25,000          20%         45,000           9%            45,000           6%
     Portion of President's
salary
     Marketing Executive              -            -         48,000          10%            60,000           8%
     Marketing  and Sales

Support                               -            -         37,500           8%            60,000

Administrative Support                -            -         21,500           4%            24,000           3%
Benefits and Insurance                -            -         20,250           4%            33,000           4%

General Corporate &
Working Capital:                  1,125           1%         26,000           5%            39,075           5%
    Secondary Market
Program
     Investor  Relations          2,000           2%         24,000           5%            25,000           3%
     New Product R&D                  -           -           5,000           1%            16,000           2%
     Inventory Purchases              -           -           3,000           1%             8,000           1%
     Office Expenses &            2,750           2%         12,500           3%            22,500           3%
Rental
     Personnel Retention and
               Training               -           -          10,000           2%            32,250           4%
Debt Reduction(4)                 5,000           4%         20,000           4%            25,000           3%
                                125,000         100%        500,000         100%           750,000         100%

Total Gross Offering
Proceeds

(1) Assumes sale of 312,500 shares, but may result from sale of less shares with the sale of warrants.
(2) Assumes the sale of 1,250,000 shares, 1,250,000 Class A warrants, and 1,250,000 Class B warrants.
(3) Incurred by BFP Texas on behalf of the company and will be reimbursed to BFP Texas, Ltd., a limited partnership controlled by our president, Carey Birmingham, upon completion of at least the minimum offering.
(4) The indebtedness which will be discharged includes accounts payable. During the last fiscal year, approximately $6,000 was incurred for various general business purposes, including travel, office supplies and general expenses. Interest rates on theses credit cards ranges from 10.99% to 20.99%. Certain indebtedness was incurred in fiscal year 2002 in the amount of approximately $2,500.

     Both the minimum and the maximum proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. However, if only the minimum is raised, we will implement a modified growth plan. This will result in slower development and introduction of new products, as well as a more limited sales and acquisition plan. If only the minimum offering amount is raised, we may reduce our planned operations, raise additional equity capital through either a private placement exemption or a registered public offering and/or may incur short or long-term debt, as needed. However, we cannot assure you that we will be able to raise additional funds on favorable terms, if at all. Some expenses, such as marketing expenses and salaries, contemplate spending with and without a third party distributor.

     We are not in default on, nor in breach of, any loan, note, lease or any other obligation or indebtedness. We are not subject to any unsatisfied judgments, liens or settlement obligations. We have no significant amount of trade payables that have not been paid within the stated trade term. While we do anticipate cash flow problems in the event this offering is unsuccessful, we have scaled back operations and have deferred growth until we receive a capital infusion.

     The foregoing represents our present intentions and best estimate of the allocation of the net proceeds of the sale of the securities offered in this offering based on our contemplated operations, our business plan, and current industry conditions. However, no assurance can be given that unforeseen events or changed business or industry conditions will not result in the application of the proceeds of this offering in a manner other than as described herein. In the event that business conditions worsen, we anticipate that we will reduce our marketing expenses and more specifically delay the hiring of sales personnel, reduce or eliminate advertising dollars, reduce or eliminate research and development, and reduce or eliminate new product development. In the event these dollars are not utilized as discussed above, we anticipate using these dollars for general and administrative expenses.

     Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities, which may be investment grade securities, money market funds, certificates of deposit, or direct or guaranteed obligations of the United States government.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the company's business and operations, would be adequate.

Dilution

            The following table shows, on a pro forma basis determined as of September 30, 2002, the difference between existing stockholders and new investors purchasing securities in this offering.

Raise of Minimum Offering Amount of $125,000 Assuming 312,500 Shares Purchased

                                       Percent of       Percent
                           Number    Total Amount   Amount Raised       Total
Present stockholders     2,150,000        87.3%       $ 206,469          62.3%
New stockholders           312,500        12.7%         125,000          37.7%
                         ----------     --------      ----------        -------
Total                    2,462,500       100.0%        $331,469         100.0%
                         ==========     ========      ==========        =======

Raise of Maximum Offering Amount of $750,000 Assuming 1,250,000 Shares Purchased

                                        Percent of        Percent
                           Number     Total Amount     Amount Raised       Total

Present stockholders     2,150,000         63.2%         $ 206,469        21.6%
New stockholders         1,250,000         36.8%           750,000        78.4%
                        -----------       -------         ---------     --------
Total                    3,400,000        100.0%          $923,469       100.0%
                        ===========       =======         =========     ========


Raise of Maximum Offering Amount and Exercise of All Warrants $9,500,000 raised and 3,750,000 purchased and converted

                                      Percent of           Percent
                         Number      Total Amount       Amount Raised     Total

Present stockholders    2,150,000         36.4%           $ 206,469       2.1%
New stockholders        3,750,000         63.6%           9,500,000      97.9%
                        ---------         -----           ---------      -----
Total                   5,900,000        100.0%           9,706,469      100.0%

     On September 30, 2002, we had net tangible book value of $113,354, or $.05 per share, based on the proforma 2,150,000 shares outstanding stock owned by our shareholders. The net tangible book value per share is equal to the company's total tangible assets, less our total liabilities, and divided by our total number of shares of common stock outstanding. After giving effect to the maximum sale of the common stock and associated warrants at the public offering price of $0.40 per share and $0.10 per warrant less the associated offering costs, the application of the estimated net offering proceeds including commissions, our pro forma net tangible book value, as of September 30, 2002, would have been $716,229 or $.12 per share. This represents an immediate increase in net tangible book value of $.07 per share to existing stockholders, and an immediate dilution of $.28 per share to new investors purchasing shares in this offering. Without the purchase of the warrants and assuming completion of the minimum offering, our pro forma net tangible book value, as of September 30, 2002, would have been $153,759 or $.07 per share. This represents an immediate increase in net tangible book value of $.01 per share to existing stockholders and an immediate dilution of $.34 per share to new investors purchasing shares in this offering. Without the purchase of the warrants and assuming completion of the maximum offering, our pro forma net tangible book value, as of September 30, 2002, would have been $491,229 or $.14 per share. This represents an immediate increase in net tangible book value of $.09 per share to existing stockholders and an immediate dilution of $.26 per share to new investors purchasing shares in this offering. Based on the above, the following table illustrates the per share dilution in net tangible book value per share to new investors:

                                           Minimum         Maximum
                                          -----------   -------------
Public offering price per share            $  0.40        $0.40
 of common stock

   Net tangible book value per share

   as of September 30, 2002                  $ .05         $.05


   Increase per share attributed to

   investors in this offering                $ .01         $.09


Pro forma Net tangible book value
per share after the offering                  $.06         $.14

Net tangible book value dilution per

share to new investors                        $.34         $.26

Capitalization

            We amended our articles of incorporation in July 2002 to authorize the issuance of fifty million shares of common stock, par value $0.001 per share.

Capitalization Table - September 30, 2002

                                                              Actual     As Adjusted for Minimum Offering

Debt:
            Short term debt                                $ 31,317               $31,317
Long term debt                                             $ 27,876               $27,876
            Total debt                                     $ 59,193               $59,193
Stockholders equity (deficit):
Preferred stock  authorized  5,000,000
Shares, $.001 par value each.  At September 30, 2002
there are 0 shares outstanding                                    0                     0

Common stock authorized 50,000,000 shares, $.001 par

value each.  At September 30, 2002, there were
2,150,000 shares outstanding                             2,150         2,463

Additional paid in capital:                          1,512,141     1,582,078
Deficit accumulated during development stage        (1,400,937)   (1,400,937)
Total Stockholders' Equity                             113,354       183,604

Total capitalization                                  $172,547      $242,797

Forward Looking Statements

            Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "continue", or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "Forward-Looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus. The risk factors noted in the "Risk Factors" section and the other factors noted throughout this prospectus, including certain risks and uncertainties, could cause the actual results of the company to differ materially from those contained in any forward-looking statement.

Business Of The Company

Our Business.

              We manufacture, market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards.

            We have designed and sold printed circuit board test products since Pensar was formed on April 20, 1995. Our company had a ten-year exclusive distribution agreement with Pensar Technologies, dated June 19, 1999 amended April 15, 2000 and June 1, 2001, granting us the exclusive, worldwide right to market, sell and distribute these test products. We had the right to purchase products from Pensar at a 40% discount off the price to the consumer. We had no obligation to prepurchase any products or parts for our inventory. In consideration for our distributorship, we were required to pay Pensar a one-time $5,000 distributorship fee upon execution of the agreement and a monthly $1,500 distributorship fee until July 31, 2000. In addition, the agreement contained a right of first refusal to purchase the existing technology. We had the option to renew the distribution agreement for an additional five (5) year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term.

            By amendments executed in April 2000 and June 2001 by both our company and Pensar, we were granted both a first right of refusal to purchase the CircuiTest Technology from Pensar as well as an option to purchase the technology at any time during the term of the distribution agreement and any extensions. The option to purchase allowed us to purchase the technology for the lesser of $375,000 or 75% of the fair market value as determined by an independent third party appraiser.

            On May 1, 2002, International Test Systems, Inc. entered into an asset purchase agreement with Pensar whereby International Test Systems acquired all of the assets and certain of the liabilities of Pensar in consideration for 300,000 shares of International Test Systems' common stock and the assumption by International Test Systems of Pensar liabilities in the amount of $30,835.

The Products we own and market.

            The products we own and market are known collectively at the CircuiTest In-Circuit Component Test System and include the 2000S In-Circuit Component Test System, the CircuiTest 2100 Scanner

Expansion and the recently developed 2100 S/OAI (Shorts/Opens Adapter Interface) Shorts and Opens Tester.

            The CircuiTest 2000S In-Circuit Component System is a personal computer-based product which will troubleshoot, test and allow for the repair of components on assembled printed circuit boards. This system connects with any standard personal computer via a serial communications port and contains its own external power supply. The CircuiTest 2000S tests both analog and digital circuits. Electronic printed circuit boards are now used throughout the electronics industry and will continue to be used in the foreseeable future. Despite the growth of digital technology, we believe the real world to be analog in nature. Digital circuits can only operate on very specialized or "restricted" kinds of electrical signals. All other types of signals are, and must be, translated by analog circuits if digital circuits are to process them. Furthermore, digital circuits require highly stable power sources, and these power supplies themselves must be created from analog components.

            The CircuiTest 2100 Scanner Expansion, when connected to the CircuiTest 2000S, increases the number of tests the software can automatically perform from 64 to a range of between 256 and 1024.

            The newly developed 2100 S/OAI can be used by printed circuit board manufacturers and assemblers for located shorts and opens between points on a component, a common problem in the manufacturing process. Attached to the 2100 Scanner Expansion, the S/OAI also has test-point capability of up to 1024 points.

            Specific electronics components that might use our printed circuit board testing equipment for manufacturing, repair and maintenance include:

     o    Network switching cards;

     o Computer and peripheral circuit boards in such products as computers, mother boards, monitors, laser printers, matrix printers, scanners, modems, optical disk drives;

     o Avionics circuit boards, found, for example, in aircraft, navigational and communications electronics;

     o Medical circuit boards; military and government electronics; telecommunication circuit boards; telephone equipment, answering machines and fax machines; cash registers, scanners, credit card verification equipment; electronic equipment power supplies; and TV and monitor circuit boards.

            We believe these systems are low-cost, easy-to-use and have numerous attributes that we believe separate them from the competition. Some of these attributes include:

     o Knowledge-Based Data: A database feature within the product software allows it to locate failed components faster.

     o Power-Off Testing: Testing of components is performed without applying electrical power to the board. Power-off testing eliminates the risks of damaging the components of the printed circuit boards.

     o Family of Adaptive Products: Our core testing product, the CircuiTest 2000S System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. We believe the CircuiTest 2000S System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products or can be readily adapted to do so.

     AMT, Inc., Southwest Test, Inc., and Camtech Electonics each accounted for 1/3 of 2001 sales. Two different customers accounted for 42% and 18% of 2000 sales. No other customer and no vendors accounted for as much as 10% of sales or purchases. We are seeking a capital infusion from this offering:

     (i) to further develop a market and support our products, (ii) to develop and/or acquire new technologies, and (iii)to seek and form strategic alliances in order to strengthen our company and maximize our future value.

Production of Products We Market.

            Since our inception in 1995, we have continually outsourced all the manufacturing and production of products to various companies around Texas and the Southwest. We intend to continue to subcontract the production and assembly of products to local and regional sheet metal fabricators, manufacturers and assemblers.

            Numerous back-up outsourcing firms exist in the area, and we believe that we will not be reliant on any single provider. We expect that we would experience a maximum two-week delay if we had to change suppliers or manufacturers. This delay should not have a material effect on sales. Most parts and components are readily available off-the-shelf through wholesalers. Less than 5% of the final product is composed of long- lead-delivery-time components, and we normally carry these in inventory. In addition, to achieve certain discounts, we may, from time to time, warehouse bulk quantities of off-the-shelf components.

            As of December 31, 2002, the company does not have any backlog of firm orders for products.

Future Products

            We believe that as more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. We anticipate the introduction of new variants to the existing core product line.

            We believe that there will be a market for enhancements to our core test products. An example of such an enhancement is the autoprober. At present, our testing systems are attached to the circuit board by hand. An autoprober is a robotic chassis into which the circuit board is inserted for hands-free testing. We are very satisfied with our product without the enhancement of the autoprober, as it is less expensive than products with this feature, thereby providing us a price advantage over our competitors. However, providing this enhancement as an alternative for our customers could enlarge our market share.

            While we do not presently manufacture autoprobers, other companies, such as Probotech, Inc. and Teradyne, Inc., do. We intend to seek the addition of new products to our product line, as well as new ways to maximize the relationships we build with our customers. As recent evidence of this, we provided Probotech a copy of our software in August, 2001 to determine the best way to interface their autoprober technology with our hardware/software CircuiTest technology. Probotech is continuing to examine the likelihood of merging the 2000S technology with their autoprober.

            We further intend to accomplish these goals by seeking distributorships or other strategic relationships, such as joint ventures, mergers, or acquisitions, with companies in our related sphere of influence and industry . We believe that by establishing a superior marketing network and staying abreast of the needs of our customers, as well as current technological advances, we should be able to continually expand our product line and maximize the value of our company.

Our Market Strategy

         1. Sales

            Our sales approach will be based on maximizing contact with potential customers by demonstrating that our products have a wider range of capabilities and a lower price point than our competitors' products.

            Our current internal sales force consists of our president, Carey Birmingham. Our approach includes establishing new additional worldwide distributor relationships and implementing direct marketing campaigns to specific segments of the market. Our direct marketing and sales efforts include increasing our internal direct sales force, trade publication advertising, Internet web site promotion, public relations, trade shows/conferences and database marketing culminating in demonstrations.

            This method is based upon our own internal experience of selling to this market and does not rely on any specific outside sales study or model.

2. Distribution

            Our research indicates that, increasingly, companies are creating sales distribution channels composed of non-company employees, and that companies are reducing their dependence on their own direct field sales force. We are building our distribution channels to reflect this industry trend.

            We may engage additional regional and international distributors as well as value-added resellers ("VAR") and we may engage independent sales representatives, licensing partners and joint venture partners to market and sell products to prospective customers.

3. Direct Mail

            We are considering the use of direct mail as the first phase of our database marketing campaign to generate more leads and inquiries that lead to sales. In addition, we expect to continue generating prospect lists from trade shows, trade publications, associations, and other sources.

            We have produced marketing materials describing our products that we can mail to potential customers who respond to our print ads, who attend the trade shows and conferences and who are trade magazine subscribers. We can receive these mailing lists as an advertiser.

            In order to enhance the success of the direct mail campaign, a portion of the marketing budget may be designated for follow-up phone calls to potential customers and lead management.

4. Advertising and Trade Shows

            We plan to allocate a portion of our marketing budget to print advertisements. In conjunction with paid advertisements, most trade publications offer complimentary editorials and feature stories on new product releases. We are developing an editorial calendar and will increase our public relations efforts to write articles about the technology.

            In addition, numerous trade shows exist for electronics manufacturing and testing. We plan to participate at both large, national trade shows and smaller, regional trade shows.

Our Industry and Our Competition

            Estimates targeted the 2000 world-wide annual market for personal computer-based testing equipment to be in excess of $400 million. We have obtained this information from Frost & Sullivan, an international marketing and consulting firm. Further, based on management's market experience and knowledge of its customer base, it concurs with this estimate. As described below, other competitors are substantially larger in size and market share or market coverage. However, we anticipate that the CircuiTest Systems will be priced lower than the competition, be easier to use and include a wider range of features.

Existing Competition For The CircuiTest Systems

            Competitive testers to ours are marketed by Huntron Instruments, Inc., a US-based company, Polar, PLC, and DiagnoSYS, Ltd., both UK-based companies. The systems these companies manufacture and sell rely on a graphic voltage/current plot of the component tested on a personal computer, similar to our systems. However, we believe our systems, the CircuiTest 2000S and 2100 scanner expansion, are less expensive, easier to use and when compared to Huntron, can test a much wider range of components.

Huntron

            Our CircuiTest system is most often compared to the Huntron series of testers. Huntron Corporation, a privately held company based in Mill Creek, Washington, has several systems ranging in price from $1,995 for a rudimentary system to $40,000 and more for its advanced auto-prober system. Huntron is privately owned and little detailed financial information is a available. However, Huntron is recognized in the voltage/current curve analysis market and, based upon most recent Dun & Bradstreet reports available, has estimated annual sales of $4.8 million. It is our estimation that Huntron occupies approximately 2-3% of the total US-based Automated Test Equipment Market. Huntron was formed in 1976 and sold to its officers and directors in 1993 for an estimated $4 million.

            Huntron currently offers a 1-year warranty on its equipment with subsequent one-year extensions for $950, as well as fees for software upgrades. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7,495, and more recently the Huntron ProTrack Model 20, priced at $6,995, compared to our CircuiTest 2000S priced at $5,995. After using both the Huntron 5100DS and our CircuiTest 2000S system, a focus group comprised of eight potential customers reported that the Company's CircuiTest system had numerous advantages over its competitor.

Polar, PLC

            Polar is another closely held, private company based out of the United Kingdom. According to recent Dun & Bradstreet reports, the US office of the UK-based company had estimated sales of $1.5 million in fiscal 2001. The products Polar manufactures and markets compete primarily with our products overseas and in the middle east. It is our estimation that Polar occupies less than 1% of the US-Based ATE market and up to 5% of the international ATE Market.

DiagnoSYS, Ltd.

            DiagnoSYS is also closely held, with the parent company based out of the United Kingdom. DiagnoSYS also competes significantly with our equipment in the international markets overseas. It is our estimate that DiagnoSYS occupies approximately a 5% niche in the US-ATE market and up to 10% of the international ATE market.

Others

            The balance of ATE in the US is spread among various large companies with substantially more expensive test equipment, and therefore overlapping customers, as our company. These companies include such household names as Hewlett-Packard subsidiary Agilent, Teradyne and GenRad. More often, we are seen as adjuncts to these manufacturers rather than competitors.

             In general, the CircuiTest systems compete in circuit board repair and troubleshooting for companies around the world. Although 85% of our historical sales have been in the domestic United States, we have had sales to companies in Brazil, Japan, Egypt, Turkey, Mexico, Canada and Germany, to the US Army. Although these sales represented a small percentage of overall sales, we believe the potential for future business is strong overseas and in Mexico and Canada.

              Trends In The Company's Historical Operating Results.

We foresee two significant issues which will favorably affect our operations in the future:

1.   Low Cost/PC-Based Automated Test Equipment

2. The price point of the CircuiTest 2000S, our core product, is considerably lower than our competitors' comparable automated test equipment. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7,495, and more recently the Huntron ProTrack Model 20, priced at $6,995. Our CircuiTest 2000S is priced at $5,995.

            We believe that current economic conditions, including the PC market, will have a significant impact on the company's business as companies will seek products to test and troubleshoot circuit boards at the best possible price. In the event that a competitor offers a product similar to the one offered by the company at a competitive or reduced price than that offered by the company, we may be forced to reduce our price.

Power-Off Testing

            Our core product, the CircuiTest 2000S, tests and troubleshoots populated, printed circuit boards without applying power to the board. Management believes, and has had confirmation from the marketplace, that power-off testing will increase dramatically in the future due to this feature. As components get smaller and smaller, the trend in the industry will be to test and repair components at the board level with no power supplied to the populated, printed circuit board. When power is supplied to the board to test components, there is a risk of damaging the component or the entire board if the technician incorrectly connects the test equipment. Our "power-free" circuit board testing technology uses known and trusted methods of troubleshooting and virtually eliminates the possibility of damaging the board or its components.

Sampling of Features Found in the CircuiTest 2000S & 2100:

            SymSortTM - A copyrighted database featurewhichallows technicians to automatically accumulate information on failed components on a printed circuit board. This feature directs the technician to the most likely component to causing a particular problem.

            TurboScanning - Accelerated software feature allows up to 10 tests/second, or test-by-test discharge of individual points.

            Digital Image Importing - Software feature allowing the user to view a digital image of the printed circuit board under test, making locating components under test fast and easy. The image can be in photographic format, schematics, or user-designated format.

            Warranty & Software Upgrades - We offer, through our manufacturer, Pensar, a 3-year repair or replace warranty on its products as well as 3-year free software upgrades for customers. This compares to competitors that offer only 1-year warranties and 1-year free upgrades.

            Ease of Use - The Windows-based software is icon-driven, and training time averages three hours per customer.

            Quick Ramp-Up - One of the product's software features is "Scope Mode." Scope Mode allows technicians to begin trouble-shooting boards immediately, without using all the product features and with virtually no training.

            Low Cost - Based on market comparisons of similar testing systems, the Company's products are inexpensive. Payback typically averages four to six months, but in the case of one customer, was as fast as one day.

     Family of Adaptive Products - Our core testing product, the CircuiTest 2000S Base System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. As more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. The CircuiTest 2000S Base System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products with PCBs.

            Past foreign sales represented units sent to companies in Turkey, India, Japan, China, Egypt, Singapore, Jamaica, Mexico and Canada. The company intends to increase international sales by signing international distribution agreements. Foreign sales as a percent of total sales for the year ended December 31, 2001 were 0%.

            Past domestic government sales represented sales to the US Air Force, the INS and the US Army. We intend to market aggressively to US government agencies. We had no domestic government sales during the last fiscal year.

Government Regulation

            We are not currently subject to direct regulation by any government agency, other than regulations applicable by businesses generally. In the event we become subject to regulation, this may have an effect on our results of operations.

Our Significant Employee

            We have one employee, Carey Birmingham, our president and a director. We plan to maintain lean operations in order to minimize operating expenses while seeking a capital infusion. Depending upon the success of this offering, during the next 12 months we intend to hire between one and three staff members as well as enter into consulting relationships as needed in order to market our products, exploit new technologies and products, and seek and exploit strategic alliances with persons and/or businesses that we believe will strengthen our company and maximize our future value.

            Initially, we will rely on the expertise of our president, Carey Birmingham to begin marketing efforts. In addition, we anticipate hiring a marketing and sales support person to provide marketing support as well as to conduct "in-house" marketing efforts, such as phone solicitations and direct mailings. We also anticipate hiring an administrative support staff member to provide office support services to the president and the marketing support person. Depending on the success of the foreign marketing efforts, we anticipate employing a marketing and sales executive to aid in the overseas marketing effort.

            We do not anticipate that any of the employees engaged by us will be subject to any collective bargaining agreements nor do we anticipate the possibility of any strike or work stoppage.

Description Of Our Property

            We currently sublease approximately 200 square feet of office and warehouse space at 16161 College Oak, Suite 101, San Antonio, Texas, which we use for our corporate offices. We entered into a three year sublease with an entity controlled by our president and largest shareholder, BFP Texas Limited, Ltd. and the sub lease expires on December 31, 2004. Our lease payment is $300 per month, which includes $200 per month due to the company's assumption of the obligation of Pensar. In addition to rent, we pay a proportionate share of normal office expenses for the maintenance of the premises.

            Our president, Carey Birmingham, owns a 4.02% limited partnership interest in BFP Texas, Limited, our landlord.

            We believe that the existing premises will satisfy our needs in the foreseeable future with only moderate changes needed to be made to the premises to accommodate additional staff. Ample small office space is available to us, and we are not real estate dependent.

Intellectual Property

            On May 1, 2002 we acquired all ownership rights, including copyrights, to the software, hardware and intellectual property associated with the product known as CircuiTest 2000S from Pensar. The hardware is protected from outside duplication by a Programmable Array Logic chip, or "PAL" on the main system motherboard. This chip is installed and programmed in the final phase of quality control at its main office by developers of the system. Immediately after programming, a small fuse is "blown" in the PAL, making the hardware and its functions virtually impossible to duplicate. Pensar is considering upgrading its hardware security by including a modified Erasable Programmable Read-Only Memory chip, or EPROM, which also has a fuse "blowing" feature. The inclusion of a chip is expected to increase the cost of the base system by $10- $15.

Research and Development

            We have not spent any funds on research and development of products during the last fiscal year.

The Development Of Our Company

            International Test Systems, Inc. ("ITS Texas"), a Texas corporation, was formed in September 1996. In January, 1997 ITS Texas purchased all of the assets and liabilities of Pensar Technologies LLC ("Pensar"), which ceased operations in December 1995. These assets consisted of the technology underlying a device then know as the A-2000 Universal Analog Tester for component level testing of printed circuit boards as well as inventory and furniture and fixtures. As consideration, ITS Texas issued to Pensar 730,000 shares of ITS Texas stock, representing 45.625% of its total shares.

            As a result of this transaction, ITS Texas embarked on an effort to sell its shares to the public under Rule 504, a Small Corporate Offering Registration (SCOR) exemption. Unfortunately the efforts to sell stock in ITS during 1998 and early 1999 were unsuccessful and ITS Texas abandoned the effort in April 1999. Carey Birmingham, our chairman of the board and chief executive officer, was chairman of the board of ITS Texas and Pensar LLC at this time. Youval Krigel, our director and consultant, is the co-designer of the test system and served as vice president of Pensar and vice president of research and development for ITS Texas at this time.

            Subsequent to its failed efforts to raise capital in the SCOR, ITS Texas experienced continued difficulties in growing its operations, became overburdened with debt and sought the assistance of outside consultants as well as strategic relationships to boost the company.

            In May, 1999, ITS Texas and Unifund America, Inc., a New York merchant banking firm specializing in strategic planning for companies such as ITS, agreed to form a strategic relationship. Unifund believed that a leaner company devoted to marketing and distribution might be a more successful venture. It also believed that it could help grow such a company by identifying and evaluating sensible business solutions as well as forming complementary strategic relationships. Unifund was only interested in a marketing company. On June 16, 1999, ITS Texas and Unifund America, Inc. formalized their relationship. ITS Texas would issue a marketing agreement to a newly formed entity, which would become our company. In consideration of being granted the exclusive marketing agreement, the parties agreed that the new company would issue 210,000 of our shares of common stock to ITS Texas as follows: 17,000 shares of our common stock to the holders of ITS Texas and 193,000 shares of our common stock to Carey Birmingham. It was also agreed that Carey Birmingham would be our president and director. The parties agreed that Unifund America's chief executive officer, Scott Barter, would be appointed to our board of directors and that Unifund would own a controlling block of the shares. As additional consideration for the exclusive marketing agreement, Unifund agreed that it would provide management, business and marketing advice to the newly formed entity and to fund legal, accounting and operating expenses in connection with the establishment of our business. Unifund paid $25,000 to the law firm of Kaplan Gottbetter & Levenson, LLP for legal services in connection with the preparation of our registration statement and received 250,000 shares of common stock from the company. In addition, Unifund has paid the company approximately $80,000 as of the date of this registration statement which was utilized for operations.

            Management of the to-be-formed entity wanted only to be a marketing company and not a company involved in the development or manufacture of the circuit board products. In light of this, ITS Texas was reorganized its operations. On June 16, 1999, it transferred all of its technology back to Pensar Technologies, LLC, which had been dormant but in good standing since the transfer of assets in 1997. In exchange for the technology, Pensar assumed all of the assets and liabilities of ITS Texas. Assets of Pensar at the time of transfer included completed inventory, comprised of un assembled kits for approximately 14 2000S, 2100 and 1000S units as well as miscellaneous parts.

            Simultaneously with the transfer of assets and liabilities between Pensar and ITS Texas in 1999, the two companies agreed to execute a distributorship agreement that allowed ITS Texas the exclusive worldwide right to market and distribute Pensar test systems for a period of 10 years, with options to renew. On May 1, 2002, this distributorship agreement was cancelled and an asset purchase agreement was entered into between International Tests Systems, Inc. and Pensar whereby International Test Systems acquired all of the assets and certain and of the liabilities of Pensar in consideration for 300,000 shares of International Test Systems' common stock valued at $.05 per share or $15,000, the assumption by International Test Systems of Pensar liabilities in the amount of $30,835, and the forgiveness of commissions owed by Pensar to International Test Systems in the amount of $10,438. Therefore, the transaction was valued at $56,273.

            During the fiscal year ending December 31, 2002 we sold a total of 4 Units, consisting of a blend of 2000S base Systems and 2100 Scanner Expansions.

            From the date the first test system was sold in October 1994 through December 31, 2002, a total of 151 units have been sold to a total of 60 customers in the U.S., Japan, China, Egypt, Singapore, Jamaica, Mexico, Brazil, Turkey, India and Canada. A partial list of end-use customer list includes:
=========================================================================
Company                              Location             No. of Systems
=========================================================================
NCR Corporation                     Bethlehem, PA               1
IBM Corporation                      San Jose, CA               2
Sony Microelectronics             San Antonio, TX               2
Cisco Systems                         San Jose, CA              2
Solectron Corp.                      Austin, TX                 4
SMT Centre                           Austin, TX                 6
Harris corporation                  San Antonio, TX             6
US Air Force                          San Antonio              10
US Army                           Mannheim, Germany             1
ICL/Fujitsu                             Dallas, TX              3
Immigration Naturalization Service
Various Location in Texas                                       3
Radian Corporation                Austin, TX                    2
Paradigm Corp.                      San Antonio, TX             2
Finetest                                   San Jose, CA         2
Vanco PTE                             Singapore                 1
Fastar, Ltd.                             Dallas, TX             1
Primetech Electronics            Quebec, Canada                 1
Colin Medical Instruments     San Antonio, TX                   1
Matrix Components                Austin, TX                     2
Tanisys Corporation               Austin, TX                    2
EMSCO                                  Cairo, Egypt             1
Electronic Resources, Int'l      Des Moines, IA                 2
Digital Repair Corp.                San Antonio                 1

Note: Because this offering focuses on details concerning the company rather than the industry in which the company operates or will operate, potential investors may wish to conduct their own separate investigation of the company's industry to obtain broader insight in assessing the company's prospects.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

     The following discussion should be read in conjunction with our financial statements.

            This prospectus contains forward looking statements relating to our company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

Development Activities.

            Our company has been an early growth stage enterprise since 1995. We are an early growth stage company that was organized to exclusively market and sell a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

            During our development, our management devoted the majority of their efforts to creating and initiating the marketing program, and sourcing working capital to engage in any profitable business activity and provided the initial working capital through the sale of shares of common stock. Our company has not yet generated sufficient revenues during its operating history to fund its ongoing operating expenses, or entirely fund its marketing activities. There can be no assurance that the manufacturer's products will be accepted in the marketplace or that our company's sales efforts will provide a profitable path for us.

Results of Operations

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Sales increased to $9,485 for the nine months ended September 30, 2002 compared to sales of $5,076 for the nine months ended September 30, 2001. Rental income was $510 for the nine months ended September 30, 2002 compared to rental income of $0 for the nine months ended September 30, 2001. Management believes that the small amount of sales is largely attributable to management's efforts to complete the company's public offering which has resulted in less time spent by management marketing the company's products. In addition, the Company's lack of funds has contributed to its inability to market and sell the company's products.

General and administrative expenses decreased $45,708 or 31% from $149,161 for the nine months ended September 30, 2001 to $103,453 for the nine months ended September 30, 2002.

Net loss increased from $(144,085) for the nine months ended September 30, 2001 to $(98,035) for the nine months ended September 30, 2002.

International Test Systems Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales decreased $4,807 or 46% from $10,482 for the year ended December 31, 2000 to $5,675 for the year ended December 31, 2001. The decrease in sales is principally due to the lack of available funding for aggressive and continuous marketing during the year ended December 31, 2001 and the general downturn of the electronics industry during the same period. Management believes a significant factor affecting the decline in sales was the general decline in capital spending for test equipment at the contract manufacturing level which it believes has occurred since mid 2000. The company's management further believes that capital budgets have been reduced or suspended, evidenced by the reduction in the test and measurement industry, reduced advertising and marketing budgets, and increased layoffs. The future trend towards capital spending is unclear. We expect an increase in capital dollars allocated to the test and measurement industry during 2003. In addition, we have seen an upturn in inquiries from repair depots which use our equipment for repair applications rather than manufacturing applications. We intend to pursue both portions of the electronics industry aggressively, once we are better capitalized. We believe another significant factor for the fluctuations in sales is management's concentrated efforts to complete our public offering. Time spent by management marketing our products has declined and sales have suffered. We continue to believe that is in our best interest to complete the public offering of our stock and with renewed capitalization, aggressively market our products. A third significant reason for the significant fluctuations in sales is the unavailability of funds dedicated to the marketing and sales effort. The staff has been reduced and the marketing expenses have been reduced to virtually zero. The importance of the advertising effort to make the overall industry aware of our technology, create an interest on their part, make them desire our products and get the industry to act on those desires cannot be overstated. Our use of proceeds clearly places marketing dollars as the highest priority.

Selling Expenses decreased $2,225 from $2,225 for the year ended December 31, 2000 to $0 for the year ended December 31, 2001. The decrease was largely due to the decline in sales.

General and administrative expenses increased $89,712 or 138% from $65,195 for the year ended December 31, 2000 to $154,907 for the year ended December 31, 2001. The increase is principally due to stock issued to various parties valued at $139,400.

Net loss from operations increased $92,294 or 162% from $56,938) for the year ended December 31, 2000 to $(149,232) for the year ended December 31, 2001. The increase in net loss is due to the increase in general and administrative expenses associated with the issuance of stock as well as the decrease in gross margin.

Net loss per share increased from $(.03) for the year ended December 31, 2000 to $(.08) for the year ended December 31, 2001.

Pensar Technologies, LLC Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales decreased $27,401 or 66% from $41,587 for the year ended December 31, 2000 to $14,186 for the year ended December 31, 2001. Cost of sales decreased $28,672 or 79% from $36,381 for the year ended December 31, 2000 to $7,709 for the year ended December 31, 2001. The decrease in cost of sales is attributable to the decrease in sales.

Selling expenses decreased $4,819 from $10,494 for the year ended December 31, 2000 to $5,675 for the year ended December 31, 2001.

General and administrative expenses increased $33,503 or 110% from $30,427 for the year ended December 31, 2000 to $63,930 for the year ended December 31, 2001. The increase in general and administrative expenses was principally attributable to shares of common stock issued for consulting services.

Net loss increased $28,188 or 73% from $38,807 for the year ended December 31, 2000 to $66,995 for the year ended December 31, 2001. The increase in net loss was principally due to general and administrative expenses.

The PC market and its related electronics are a small part of our business. Nevertheless, our business has been adversely impacted by the slowdown in economies worldwide. We have also been adversely affected by the cyclical nature of the electronics and semiconductor industries, which experience recurring periods of oversupply of products and equipment of the type our equipment can test and repair. These factors have resulted in a downturn in the demand for our products. During the first and second quarters of 2002, orders declined significantly. Our experience in previous downturns has been that orders improve as our customers' capital expenditures increase. At present, however, we cannot say how long the current downturn will last or when the situation will improve. In the absence of significant improvement, orders could remain low or decline further.

Liquidity And Capital Resources.

Overview

            The Company's cash position was $855 at September 30, 2002. Working capital at September 30, 2002 was negative at $(26,811). For the period from when we were reincorporated in Delaware, September 30, 1999, to December 31, 2000, working capital was provided from the sale of shares of common stock and an additional capital contribution by management of $34,468 for the payment of expenses.

            To date, we have not generated significant revenues as we have generated revenues of $10,482 for the year ended December 31, 2000 and $5,675 for the year ended December 31, 2001. We have not been profitable since inception, we may incur additional operating losses in the future, and may require additional financing to continue the development and commercialization of our technology. While we expect to generate revenues from the sale of products in the near future, we may enter into licensing or other agreements with marketing and distribution partners that may result in license fees, revenues from contract research, or other related revenue.

                  As of December 24, 2002 our principal commitments consist of our agreement with Public Securities to raise funds in connection with this offering on a "best efforts" basis as well as a $75,000 revolving line of credit with BFP Texas, of which we have $10,000 available for borrowing. However, there is no assurance that Public Securities will be successful in raising us any capital. Although we have no material commitments for capital expenditures, other than those mentioned above, we expect our capital requirements to increase significantly over the next several years as we increase advertising and direct marketing, increase sales and administration infrastructure and embark on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of our research and development initiatives and the cost and timing of the expansion of our sales and marketing efforts.

         Our current cash forecasts indicate that there will be negative cash flow from operations for the foreseeable future. We believe that proceeds from this offering, assuming we raise at least $125,000, will be sufficient to meet our anticipated needs for working capital, capital expenditures and business development for the next twelve months. We expect to utilize cash at an average rate of approximately $10,000 per month, or $120,000 for the next twelve months. Moreover, if we are successful in raising at least $125,000, Mr. Birmingham will receive an annual salary of $45,000 for the first year and $55,000 for the second year.

         If we are unable to raise a minimum of $125,000 from this offering, we may be forced to curtail or cease our operations. Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results. Although we have historically relied upon financing provided by our officers and directors to supplement our operations, they are not legally obligated to provide us with any additional funding in the future. We currently maintain a revolving line of credit with BFP Texas which bears interest at an annual rate of 8%. As of December 31, 2002, we owed BFP Texas approximately $65,000. Other than BFP Texas, we do not have any agreements for additional sources of financing.

         In the future, we may be required to seek additional capital by selling debt or equity securities, curtailing operations, selling assets, or otherwise be required to bring cash flows in balance when it approaches a condition of cash insufficiency. The sale of additional equity securities, if accomplished, may result in dilution to our shareholders. We cannot assure you, however, that financing will be available in amounts or on terms acceptable to us, or at all.

            As of December 31, 2001, we had a tax loss carry-forward of approximately $78,000 to off-set future taxable income. There can be no assurance, however, that we will be able to take advantage of any or all of such tax loss carry-forward, if at all, in future fiscal years.

Nine Months Ended September 30, 2002
Net cash used in operating activities was $(11,786) for the nine months ended September 30, 2002, which reflected a net loss of $(98,035) and stock issued for services of $78,000.

Net cash provided by financing activities was $33,089 for the nine months ended September 30, 2002, which reflected shareholder contributions of $6,900 and proceeds from a note payable to a related party of $26,750.

Cash used in investing activities for the nine months ended September 30, 2002 were $(22,572) from an increase in deferred offering costs.

Year Ended December 31, 2001
Net cash used in operating activities was $(3,242) for the year ended December 31, 2001, reflecting a net loss of $(149,232) and stock issued for services of $139,400.

Cash used in investing activities was ($17,005) for the year ended December 31, 2001 due to an increase in deferred offering costs.

Cash provided by financing activities was $15,073 for the year ended December 31, 2001 reflecting shareholder contributions of 15,073.

Year Ended December 31, 2000
Net cash used in operating activities was $(39,459) for the year ended December 31, 2000 reflecting a net loss of $(56,938), stock issued for services of $30,000, and due from related party of $(10,482).

Cash used in investing activities was $(10,000) for the year ended December 31, 2000 due to an increase in deferred offering costs.

Net cash provided by financing activities was $50,000 for the year ended December 31, 2000 due to sales of common stock of $50,000.

 Events Or Milestones

     Printed circuits boards are found virtually every type of electronic instrument and product manufactured today. Every new product and every existing product that contains a printed circuit board represents an application or product opportunity for our test systems. While no assurance can be given, we believe that printed circuit boards will remain a mainstay in the electronics industry. Our products test the individual components on a printed circuit board based on voltage and current (V/I) signature analysis. This technology is time-tested and is a recognized generic means of testing throughout the electronics industry. While the CircuiTest 2000S and associated software uses new and innovative interpretations of the V/I, we believe that this basic method of testing will continue to be a standard far into the foreseeable future. We do not believe that this industry is as time sensitive as other high-technology industries, and, thus, we believe we have the time to plan, fund and scale up our business without losing a place in the market. Of course, the foothold that competitors have in the industry will be a barrier that we must pass.



                                                                     DATE OR NUMBER OF MONTHS AFTER
                                      METHOD OF                      RECEIPT OF PROCEEDS WHEN EVENT
EVENT                                 ACHIEVEMENT                    SHOULD BE ACCOMPLISHED
Fund minimal operations               Conduct this                   Immediately
                                      offering and raise             after escrowed funds
                                      the minimum offering           are released.
                                      amount




Market products based upon            Conduct this offering to       Ongoing process which should commence
existing technology.                  obtain needed funds to         within one month after
                                      pay for direct mailings        receipt of funds in excess of minimum
                                      and other marketing            offering amount. Direct offering  amount is
                                      efforts. Hire marketing        received.  Other forms of marketing and the
                                      support and establish          retainment of marketing support staff can
                                      relationships with             commence when amounts in excess of the
                                      independent sales              minimum offering amount are  received. In
                                      contractors to market          addition, the president and the directors will
                                      products. Target               be compensated from the offering proceeds
                                      governmental and foreign       to the extent they engage in developing our
                                      markets.                       business, which may include marketing
                                                                     advice or activities.
Seek product and technology           Conduct this offering to       Ongoing process which can commence
opportunities which expand our        obtain needed funds to         immediately after receipt of minimum
business in both the area of          hire a product developer       offering amount.  Upon receipt of the
testing and trouble shooting as       and establish                  maximum offering amount, we can hire a
well as other areas that will         relationships with             product developer. The receipt of amounts
maximize our value.                   independent technology         between these breakpoints will enable us to
                                      companies and                  pay our president and
                                      developers.                    directors who shall engage in the
                                                                     development
                                                                     of
                                                                     relationships
                                                                     with
                                                                     individuals
                                                                     and
                                                                     companies
                                                                     which can
                                                                     provide us
                                                                     with
                                                                     improved
                                                                     and
                                                                     different
                                                                     technologies
                                                                     and
                                                                     products.
Seek to establish strategic           Conduct this offering to       Ongoing process which can commence
alliances that will maximize our      obtain needed funds to         immediately after receipt of minimum
value.                                pay for the services of the    offering amount. Upon receipt of minimum,
                                      president, the directors       and upon the receipt of amounts between
                                      and consultants to             the minimum and the maximum, we can pay
                                      conduct due diligence on       our president and our directors who intend
                                      market needs and               to engage in the development of our
                                      opportunities for our          business. The ability to complete strategic
                                      company to increase its        alliances cannot be definitively timed and
                                      value.                         will depend on opportunities which these
                                                                     individuals will continue to explore.
Seek liquidity and growth in the      Become listed on the           Six months to one year initially and then a
market place.                         over-the-counter bulletin      continuing effort thereafter.
                                      board and continue
                                      marketing efforts.

     Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

     We cannot assure you that any, or all, of the events previously outlined can, or will, occur within the expected time frame.

     We have scaled back operating costs and will continue to do so until we receive an infusion of cash. If this offering is successful we will be able to market and sell our products, to develop and/or license new technology; and to strengthen the company and maximize its value by exploiting strategic alliances. In the past we were unable to generate enough capital from revenues to fully develop and retain the proper staff to market and support our products as well as to seek and exploit other market opportunities. While no assurances can be given, we believe that with proper funding, we will have the support to achieve our objectives. However, we believe that the achievement of these goals involves a process cannot necessarily be defined by a list of separately identifiable date-certain milestones.

     To make our company profitable, we estimate we will require a minimum of $125,000 in capital to be used over a 12-18 month period for such costs as marketing and sales staff salaries and support, as well as advertising, trade show participation and reimbursement of costs to subcontracted distributors, if any.

     In the event we encounter delays in the successful marketing of our products, we can expect consequences which include reduction in advertising expenditures, participation in tradeshows and possibly layoff of marketing and sales staff and support, in that order.


Directors, Officers And Key Personnel Of The Company.

            The following table sets forth the name, age and position of each director and executive officer of International Test Systems as follows:

            Name                      Age   Title
           Carey Birmingham           47    President, Chief Executive
                                            Officer, Chief Financial Officer and
                                            Director
            Henrik Youval Krigel      48    Director
            Alex H. Yount             49    Director

            The directors have been elected by the present shareholders and shall serve for terms of one year, or until their successors are elected and have qualified. Officers are appointed by, and serve at the pleasure of, the board of directors, absent any employment agreement. There are no family relationships among the company's officers and directors.

            Carey Birmingham has served as our President, Chief Executive Officer, Chief Financial Officer And Director since the Company was reincorporated in Delaware in 1999. Since 1996, Mr. Birmingham has served as chairman and president of ITS Texas, as well as Pensar Technologies LLC. Mr. Birmingham was responsible for the formation and management of ITS Texas in September 1996, which was a development stage company. Prior to the formation of ITS Texas, Mr. Birmingham was also responsible for the formation of Pensar Technologies LLC in 1995, a start-up company created to design and market the technology known as the 2000S In-Circuit Test System. Mr. Birmingham is responsible for long-term strategic planning and all day-to-day administrative activities, including marketing, finance, profit and loss responsibility, building strategic alliances and developing sales.

            During the past 14 years, in addition to his work in venture capital and individual investments, Mr. Birmingham had served in various capacities. From March 1982 through April 1984, Mr. Birmingham served as Asset Manager and Sr. Asset Manager for New York Life Insurance. Mr. Birmingham served as a Vice President for Unicorp American Corporation and Executive Vice President for Unicorp Property Management, a company subsidiary, from May 1984 through November 1989. Mr. Birmingham served as a Portfolio Director for United Services Automobile Association (USAA) from 1990 through part of 1992. In addition, Mr. Birmingham served as a consultant for Fidelity Mutual Life Insurance and Mutual Benefit Life from 1992 through 1994. Mr. Birmingham has been responsible for the asset and property management of real estate portfolios valued in excess of $250 Million at New York Life, $300-$400 Million at Unicorp American, $200-$300 Million at USAA and approximately $300 -$400 million at Fidelity and Mutual Benefit Life. During his tenure with these companies, Mr. Birmingham generated gross sales proceeds of over $700 million from the sale of properties. Mr. Birmingham received a BA degree from New York University in 1980.

            Henrik Youval Krigel has served as our Director since June 1999. Since joining our company as a director in June 1999, Mr. Krigel has worked full time for Ktest International, LLC, a company unrelated to our company. Ktest designs and sells test equipment for the avionics wire harness repair market. Since June 1999, Mr. Krigel has spent less than 10 hours a month on ITS matters, although we share office space with his company and he is available to our company at any time for consultation or advice. Mr. Krigel, has spent over 25 years in electronics and 20 years in automated test equipment design, most recently as one of the founders of Protech, Inc., a company formed for the design and manufacture of large-scale functional testers, a technology Mr. Krigel developed.

            As co-designer of the CircuiTest systems, Mr. Krigel served as vice president of Pensar Technologies LLC from its inception in 1995 until the formation of ITS Texas in September 1996, at which time he resigned to become vice president of research and development for ITS Texas until June 1999. As vice president of ITS Texas, Mr. Krigel was responsible for creation, design and planning of new products for both Pensar Inc. and International Test Systems. In 1982, he attended the University of Texas at San Antonio, and from 1982 to 1983, San Antonio Community College, but has not yet received a formal degree in the United States. From 1967 to 1969, Mr. Krigel studied electronics at the Israeli Air Force Academy. Mr. Krigel then served for 10 and one-half years in the Israeli Air Force, achieving the rank of Chief Master Sergeant.

            Alex H. Yount has served as our Director since 2000. Mr. Yount spends approximately 8 hours per month on company business. Since January 2002, Mr. Yount has worked for Koontz McCombs Realty Services, Inc. as vice president of commercial real estate. From May 1994 through December 2001, Mr. Yount served as vice president of Cavender & Hill Properties, Inc. of San Antonio Texas. Cavender & Hill is a commercial real estate sales and leasing company. Between May 1994 and December 1998, Mr. Yount served as Cavender & Hill's vice president of property management where he was in charge of all property management activities for the company and headed a staff of six employees. From January 1999 to the present, Mr. Yount has served as Cavender & Hill's vice president of office buildings division. He has assumed a newly created position with Cavender & Hill where he is in charge of office building leasing and investment sales.

            In 1976, Mr. Yount received his bachelor's degree in design from the University of Florida, School of Design. In July 1980, Mr. Yount attended courses for the Institute of Real Estate Management in attainment of Certified Property Manager (CPM(C)) designation. In July 1997, he attended courses with the Institute of Real Estate Management in Chicago Illinois in attainment of a certified commercial investment member (CCIM) designation.

            Mr. Yount is a national and local member of the Institute of Real Estate Management, a national and local member of the CCIM Institute, a member of the San Antonio Board of Realtors and a national and local member of the Building Owners & Managers Association.

     None of the company's officers or directors has ever worked for or managed a company in the same business as the company. None of the officers, directors, key personnel or principal stockholders are related by blood or marriage.

         The board of directors has authority to authorize and approve company transactions involving stock purchase agreements, stock options, and warrants without shareholder approval. Therefore, shareholders are very reliant on the board of directors to make good business decisions as the shareholders have no control over such matters.

            Director compensation will be allocated in accordance with a director's level of engagement with the company and at the discretion of the board of directors.

Employment Agreements

            In April 2002, we entered into a five year employment agreement with Carey Birmingham to serve as our President and Chief Executive Officer. Pursuant to the agreement, Mr. Birmingham receives an annual salary upon the company raising a minimum of $125,000 of $25,000 and an annual salary of $45,000 in the event the company raises a minimum of $500,000. Thereafter, Mr. Birmingham's salary will be as follows:

Year 2-$55,000, Year 3-$65,000, Year 4-$75,000 and Year 5-$100,000. In the near future, the company plans to maintain a $250,000 life insurance policy on the life of Mr. Birmingham which is anticipated to remain in effect as long as he is employed by the company. In the event Mr. Birmingham's employment is terminated with or without cause, Mr. Birmingham shall be entitled to receive as severance pay, an amount equal to 12 months of salary, rights to any options received whether vested or not, and health and life insurance under the same terms as if the agreement had not been terminated.

Security Ownership Of Certain Beneficial Owners And Management

            The following tables set forth certain information regarding the beneficial ownership of shares of our common stock prior to the offering, and after the offering of such shares assuming the sale of 312,500 shares and 1,250,000 shares, respectively by our officers, directors, principal owners of five percent (5%) or more of our common stock, and all officers and directors as a group.

           Name and address                 Beneficially Owned           Beneficially Owned
           Of Beneficial Owner(1)           Prior to Offering             After Offering
                                                                   312,500 Shares  1,250,000 Shares
                                          Shares         Percent    Percent        Percent

           Unifund Financial
           Group, Inc.                    546,500         25.4%       22.2%          16.1%
           Carey Birmingham (3)(4)(5)   1,049,500         52.4%       45.7%          33.1%
           R. Scott Barter (2)            821,500         32.4%       28.3%          20.5%
           Alex H. Yount (3)               70,000          3.3%        2.8%           2.1%
           H. Youval Krigel (3)            70,000          3.3%        2.8%           2.1%
            Pensar                        300,000         14.0%       14.0%           8.8%
            BFP Texas(5)                  300,000           14%         14%           8.8%
            Wayne Brannan                 165,000          6.9%        4.8%           3.2%
All officers and directors
as a group (3 persons)                  1,189,500         50.0%       44.2%          32.8%

Assumes that none of the warrants are
exercised.

     (1) Each person or entity has sole voting and investment power with respect to the shares shown.
     (2) Includes 546,500 shares owned of record by Unifund Financial Group which is controlled by Mr. Barter, and 275,000 shares individually owned by Mr. Barter .
     (3) The business address of such individual is the same as International Test Systems' address.
     (4) Includes 300,000 shares held of record by Pensar, of which Mr. Birmingham is an affiliate, 25,000 shares held of record by Frances M. Birmingham, Mr. Birmingham's wife, and 5,000 shares held of record by Caitlin Birmingham, Mr. Birmingham's daughter.
     (5) Includes 300,000 held of record by Pensar through BFP Texas and Mr. Birmingham which are affiliates of Pensar and Mr. Birmingham acts as co-trustee of the general partner of BFP Texas.

Management Compensation

           Carey Birmingham, our Chief Executive Officer and President received $27,000 during the fiscal year ending December 31, 2000, $0 during the year ended December 31, 2001, and $0 during the year ended December 31, 2002.

           During the year ended December 31, 2000, Youval Krigel received 25,000 shares of our common stock in consideration for services rendered as a director which the company valued at $10,000. During the year ended December 31, 2001, Alex Yount received 70,000 shares of common stock which were valued at $28,000 and Youval Krigel received 34,200 shares which were valued at $13,680. In addition, Carey Birmingham received 228,500 shares during the year ended December 31, 2001which were valued at $91,400.

            In April 2002, we entered into a five year employment agreement with Carey Birmingham to serve as our President and Chief Executive Officer. Pursuant to the agreement, Mr. Birmingham receives an annual salary upon the company raising a minimum of $125,000 of $25,000 and $45,000 in the event the company raises a minimum of $500,000 in this offering. Thereafter, Mr. Birmingham's salary will be as follows:

Year 2-$55,000, Year 3-$65,000, Year 4-$75,000 and Year 5-$100,000.

The company is highly dependent on the services of Mr. Birmingham who has entered into an employment agreement with the company which provides that Mr. Birmingham will not compete with the company for twelve months upon termination of the agreement.

Note: after reviewing the above, potential investors should consider whether or not the compensation to Mr. Birmingham and other key personnel directly or indirectly, is reasonable in view of the present stage of the company's development.

Selling Shareholders

Not applicable

Certain Transactions

         Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of International Test Systems, (Texas) prior to our reorganization in Delaware in September 1999.

            During the first quarter of 1997 in a private sale pursuant to
Section 4(2) of the Securities Act, Stephen G. Birmingham, Dr. Ed Lahniers and Andree Sonsino purchased shares in ITS Texas for a capital investment of $50,000, $5,000 and $2,000, respectively. Upon formation of our company, all holders exchanged all of their shares in ITS Texas for shares in our company. Stephen G. Birmingham is the father of Carey Birmingham, the president of our company.

            Carey Birmingham is chairman and president of our company as well as President of Pensar LLC. On June 16, 1999, ITS Texas transferred all of its technology to Pensar LLC in exchange for which Pensar LLC assumed all of the liabilities of ITS Texas. On June 19, 1999, Pensar LLC and ITS Texas entered into a renewable, ten-year distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on Pensar technology. Pensar owned 45.625% of the total shares of ITS Texas on June 16, 1999.

            Mr. Carey Birmingham was president and a director of both Pensar and ITS Texas during the negotiation of the distributor agreement with Pensar. He was at such time owner of 1,262,156 units, or 50.49% of Pensar and the majority shareholder in Pensar.

            Our company was re-organized in Delaware in September 1999 in anticipation of completing a public offering of our stock. On that same date, ITS Texas assigned us the distribution agreement with Pensar LLC, and ITS Texas ceased all day-to-day business. On April 15, 2000, we amended the compensation section of our distribution agreement with Pensar.

            Although Mr. Birmingham was president and a director of ITS Texas and Pensar during 1999, ITS Texas, Pensar and ITS Delaware, had different third party directors who gave final approval of the distribution agreement and our efforts to obtain additional capital in the public markets. In addition to Mr. Birmingham, the other majority shareholder approving the Pensar exchange and distribution agreements was the Birmingham Family Partnership, Ltd., (re-named BFP Texas, Ltd. in 2001). Mr. Birmingham served (and continues to serve) as co-trustee of the General Partner of BFP, Texas, Ltd., and has general authority over the investment business of BFP Texas, Ltd. By virtue of a Trust Agreement, Mr. Birmingham was, at the time, the beneficiary of less than a 5% Limited Partnership interest in BFP, Texas, Ltd. As of June 30, 2002, Mr. Birmingham is the beneficiary of a 5.2286% Limited Partnership interest in BFP Texas, Ltd.

            We entered into an Asset Purchase Agreement with Pensar in May 2002, which superceded the distribution agreement. Pursuant to the Asset Purchase Agreement, we acquired all of the assets of Pensar in consideration for 300,000 shares of our stock, the assumption of liabilities of Pensar in the amount of $30,835, and the forgiveness of commissions owed by Pensar to the company in the amount of $10,438.

            At the time of the Asset Purchase Agreement between Pensar and our company, Mr. Birmingham owned 1,262,156 units in Pensar, or 50.49% of Pensar. BFP Texas, Ltd., (formerly Birmingham Family Partnership, Ltd.), owned 737,844 units of Pensar, or 29.51%. By virtue of a Trust Agreement, Mr. Birmingham is the beneficiary of a 5.2286% Limited Partnership interest in BFP, Texas, Ltd. Mr. Birmingham also serves as co-trustee of the General Partner of BFP Texas, Ltd., and has general authority over the investment business of BFP Texas, Ltd.

            In August 2002 Mr. Birmingham gifted 162,156 of his units in Pensar to his wife for no consideration. This left Mr. Birmingham with 1,100,000 units, or a 44% interest, in Pensar.

            Also in August 2002, Mr. Birmingham transferred a total of 127,000 shares of his stock in our company in a series of transactions described in more detail below. Mr. Birmingham transferred 25,000 shares to Frances M. Birmingham, his wife, and 5,000 shares to Caitlin Birmingham, his daughter. Mr. Birmingham is the beneficial owner of the 30,000 shares discussed in the sentence above.

            In October 2002, Mr. Birmingham gifted 500 shares of his stock to each of Francis W. White, Christopher Ullman, Hans Hodell and Brian Harris.

          In December 2002, Mr. Birmingham transferred a total of 75,000 shares of his stock to R. Scott Barter in consideration for consulting services rendered to the company.

            Following the transfers by Mr. Birmingham, his direct ownership in our company as of December 31, 2002 is 419,500 shares of common stock.

            As a result of his ownership in Pensar as well as his status as an affiliate, Mr. Birmingham is the beneficial owner of all 300,000 shares of our company owned by Pensar, in addition to the shares he already owns directly in our company.

            Except for its ownership interest in Pensar, BFP Texas, Ltd. owns no shares directly in our company. By nature of its ownership in Pensar, BFP Texas, Ltd. is the beneficial owner of all 300,000 shares of our company. Therefore, by virtue of his role as co-trustee of the General Partners of BFP Texas, Mr. Birmingham owns a beneficial interest in our company of 300,000 shares through BFP Texas.

             Therefore, by virtue of his direct ownership of shares and shares held by wife and daughter, his ownership in Pensar, and his Limited Partnership interest in BFP Texas, Mr. Birmingham held a total beneficial interest of 1,049,500 shares of our company as of December 31, 2002.

            The following is a description of individual stock transactions from September 1999 through December 2002:


            Unifund Financial Group, Inc. purchased 574,000 newly issued shares of our company from June through November 1999 for $57,400, or $.10 per share. Unifund's chief executive officer, Scott Barter, was appointed to our board of directors. Mr. Barter resigned from our board of directors on April 30, 2001.

            Unifund was awarded an additional 196,000 newly issued shares in September 1999, valued at $78,400, or $.40 per share, in consideration for providing management, business and marketing advice and to fund certain legal and accounting expenses in connection with the reorganization of our business.

            Unifund purchased 250,000 newly issued shares on February 2, 2000 for $25,000, or $.10 per share.

            Unifund transferred 70,000 of its own shares, valued at $28,000, or $.40 per share, in July 2001 to Alex Yount in consideration for Mr. Yount becoming a company director of our company. Alex Yount became our director on May 1, 2001.

            Unifund transferred 228,500 of its own shares, valued at $91,400, or $.40 per share, in July 2001 to Carey Birmingham in consideration for contributions to our company as an officer and director and to entice Mr. Birmingham to continue as an officer and director.

            Unifund returned for cancellation 100,000 of its own shares, valued at $40,000, or $.40 per share, in May 2002 in connection with the Asset Purchase Agreement between the company and Pensar.

            Unifund transferred 25,000 of its own shares, valued at $10,000, or $. 40 per share, in June 2002 to Warren Kirshenbaum in consideration for future legal services to be provided upon our becoming a publicly traded company.

            Unifund transferred 25,000 of its own shares, valued at $10,000, or $.40 per share, in June 2002 to Richard Cohen in anticipation of providing future management and financial consulting services upon our becoming a publicly traded company.

            Unifund transferred 25,000 of its own shares, valued at $10,000, or $.40 per share, in June 2002 to Wayne Brannan in consideration for providing future management and financial consulting services upon our becoming a publicly traded company.

            These transactions leave Unifund with total shares of 546,500 shares of our company as of December 31, 2002.


            Carey Birmingham was awarded 193,000 newly issued shares, valued at $77,200, or $.40 per share, in December 1999 in lieu of payment for his services as a chief executive officer and director for the year ended 1999.

            Mr. Birmingham purchased an additional 250,000 newly issued shares of our company for $25,000, or $.10 per share in February 2000.

            Mr. Birmingham was awarded an additional 50,000 newly issued shares of our company valued at $20,000, or $.40 per share in December 2000 in lieu of payment for his services as a chief executive officer and director for the year ended 2000.

            Mr. Birmingham received 228,500 transferred shares, valued at $91,400, or $.40 per share from Unifund Financial Group in July 2001 in lieu of payment for his services as a chief executive officer and director and to entice him to remain as CEO of our company.

            Mr. Birmingham returned for cancellation 100,000 of his own shares, valued at $40,000, or $.40 per share, in May 2002 in connection with the Asset Purchase Agreement between the company and Pensar Technologies.

            Mr. Birmingham transferred 25,000 of his own shares, valued at $10,000, or $.40 per share, in June 2002 to Warren Kirshenbaum in consideration for providing future legal services upon our becoming a publicly traded company.

            Mr. Birmingham transferred 25,000 of his own shares, valued at $10,000, or $.40 per share, in June 2002 to Richard Cohen in consideration for providing future management and financial consulting services upon our becoming a publicly traded company.

            Mr. Birmingham transferred 25,000 of his own shares, valued at $10,000, or $.40 per share, in June 2002 to Wayne Brannan in consideration for providing future management and financial consulting services upon our becoming a publicly traded company.

            In August 2002, Mr. Birmingham gifted 50,000 of his own shares to the following individuals:

Frances M. Birmingham received 25,000 shares.
David W. Mooney received 10,000 shares.
Jay Alkire received 10,000 shares.
Caitlin Birmingham received 5,000 shares.

         In October 2002, Mr. Birmingham gifted 2,000 of his own shares to the following individuals:

Frank W. White received 500 shares
Christopher Ullman received 500 shares
Hans Hodell received 500 shares
Brian Harris received 500 shares

            In December 2002, Mr. Birmingham transferred a total of 75,000 shares of his stock to R. Scott Barter in consideration for consulting services rendered to the company.

            These transactions leave Mr. Birmingham owning 419,500 shares directly, and 30,000 shares through family members as of December 31, 2002. However, by virtue of his direct ownership of shares in our company, his ownership through family members, his ownership in Pensar, and his Limited Partnership interest in BFP, Texas, Mr. Birmingham holds a total beneficial interest of 1,049,500 shares of our company as of December 31, 2002.

            H. Youval Krigel was awarded 803 shares of our common stock in exchange for his shares of ITS Texas and 9,997 newly issued shares, valued at $3,999 or $.40 per share, in December 1999 in lieu of payment for consulting and directorial services for the year ended 1999.

            Mr. Krigel was awarded an additional 25,000 newly issued shares of our company valued at $10,000, or $.40 per share, in December 2000 in lieu of payment for his services as director for the year ended 2000.

            Mr. Krigel was awarded 34,200 newly issued shares, valued at $13,680, or $.40 per share, in July 2001 in lieu of payment for his services as a director and to entice him to remain a director of our company.

            These transactions leave Mr. Krigel with total shares of 70,000 shares of our company as of October 1, 2002.

            H. Alex Yount received 70,000 shares, valued at $28,000, or $.40 per share, transferred from Unifund Financial Group in July 2001 in lieu of payment for his services as a director of our company. Mr. Yount became a Director in May 2001 and remains on our board. Mr. Yount personally, therefore, owns 70,000 shares of our company.

Individual Shareholders and companies other than Directors:

            Scott Barter received 150,000 shares in remuneration for his directorial function and consulting services at the end of 1999. These shares were valued at $.40 per share, or $60,000. In July 2001, Mr. Barter received an additional 50,000 shares for directorial and consulting services valued at $20,000 or $.40 per share. In December 2002 Mr. Barter received an additional 75,000 shares from Carey Birmingham in recognition of his consulting services during 2002 which were valued at $30,000 or $.40 per share. Mr. Barter personally, therefore, owns 275,000 shares of our company.

            Sheila Corvino was awarded 50,000 newly issued shares valued at $20,000, or $.40 per share, in September 1999 for legal services provided to our company.
            Brad Smith was awarded 50,000 newly issued shares valued at $20,000, or $.40 share, in September 1999 for consulting services.

            Elizabeth Acton was awarded 5,000 newly issued shares, valued at $2,000, or $.40 per share, in September 1999 for providing administrative services to the company. Ms. Acton was also awarded an 15,800 shares, valued at $6,320, or $.40 per share, in July 2001 for providing additional administrative services to our company. Ms. Acton therefore owns a total of 20,800 shares of our company.

            Harris Schiff was awarded 10,000 newly issued shares, valued at $4,000, or $.40 per share, in September 1999 for providing word processing and management information services to the company.

            Alan Scott was awarded 5,000 newly issued shares, valued at $2,000 or $.40 per share, in September 1999 for providing legal services to the company.

            Stephen Birmingham was awarded 5,000 newly issued shares, valued at $2,000, in September 1999 in consideration for services rendered. Mr. S. Birmingham was awarded an additional 7,200 newly issued shares valued at $2,880, or $.40 per share, in May 2002 in consideration for services rendered. Mr. S. Birmingham, therefore, owns a total of 12,200 shares of our company. Stephen Birmingham is the father of Carey Birmingham, our President and CEO.

            Dr. Ed Lahniers received 15 shares in exchange for his shares of ITS Texas and was awarded 485 newly issued shares, valued at $194, in September 1999 in consideration for services rendered. Dr. Lahniers was awarded an additional 7,200 newly issued shares valued at $2,880, or $.40 per share, in May 2002 in consideration for services rendered. Dr. Lahniers, therefore, owns a total of 7,700 shares of our company.

            B. Raphael Sonsino received 300 newly issued shares in exchange for his shares of ITS Texas. Mr. Sonsino was awarded an additional 5,300 newly issued shares valued at $2,120, or $.40 per share, in May 2002 in consideration for services rendered. Mr. Sonsino, therefore, owns a total of 5,600 shares of our company.

            Andree Sonsino received 6 shares of company common stock in consideration for his shares of ITS Texas and Mr. Sonsino was awarded 394 newly issued shares, valued at $158, in September 1999 in consideration for services rendered. Ms. Sonsino was awarded an additional 5,300 newly issued shares valued at $2,120, or $.40 per share, in May 2002 in consideration for services rendered. Ms. Sonsino, therefore, owns a total of 5,700 shares of our company.

            Pensar Technologies, LLC received 300,000 shares of our company valued at $15,000, or $.05 per share in May 2002 as part consideration for the Asset Purchase Agreement described above.

            Vanderkam & Sanders was awarded 100,000 newly issued shares valued at $40,000, or $.40 per share, in May 2002, in consideration for legal services rendered.

            Warren Kirshenbaum received 50,000 transferred shares valued at $20,000, or $.40 per share, equally from Unifund and Carey Birmingham in June 2002 in anticipation of providing future legal services upon our becoming a publicly traded company.

            Richard Cohen received 50,000 transferred shares valued at $20,000, or $.40 per share, equally from Unifund and Carey Birmingham in June 2002 in anticipation of providing future management and financial consulting services upon our becoming a publicly traded company.

            Wayne Brannan received 50,000 shares valued at $20,000, or $.40 per share, equally from Unifund and Carey Birmingham in June 2002 in anticipation of providing future management and financial consulting services upon our becoming a publicly traded company.

            Wayne Brannan received an additional 115,000 shares from the company valued at $46,000, or $.40 per share in November 2002 in consideration for services rendered. Therefore, Mr. Brannan nows owns 165,000 shares of our company.

            David Karlin received 115,000 shares of the company valued at $46,000, or $.40 per share in November 2002 in consideration for services rendered.

            R. Scott Barter received 75,000 shares from Carey Birmingham in December 2002 for consulting services performed during the prior year valued at $30,000, or $ .40 per share. Other Financial Relationships between parties:

            From March 2002 through December 2002, BFP Texas, Ltd., (formerly the Birmingham Family Partnership, Ltd.) loaned the company $26,750 for legal and accounting services in connection with the preparation of this registration statement. These funds were received from BFP Texas, Ltd. under the terms of a revolving line of credit in the amount of $25,000. The line of credit was increased to $40,000 in August 2002,and again to $75,000 in December 2002 and matures on December 31, 2003, unless otherwise extended, and accrues interest at 8%. Mr. Birmingham serves as co-trustee of the General Partner of BFP, Texas, Ltd., and has general authority over the investment business of BFP Texas, Ltd. In addition, by virtue of a Trust Agreement, Mr. Birmingham is the beneficiary of a 5.2286% Limited Partnership interest in BFP, Texas, Ltd.

            Stephen Birmingham, a shareholder in both Pensar and our company, is not affiliated with and holds no interest in BFP Texas, Ltd.
 Description Of The Securities

     The securities offered for sale consist of:

         1,250,000 shares of common stock, par value $0.001 per share, which can be purchased for $0.40 per share,

          1,250,000 class A redeemable warrants, which can be purchased for $0.10 per warrant, and which may be exercised for one share of common stock at an exercise price of $2.50 per share, and 1,250,000 class B redeemable warrants, which can be purchased for $0.10 per warrant and which may be exercised for one share of common stock at an exercise price of $4.50 per share.

            Our shares of common stock, our class A warrants and our class B warrants can be purchased separately in any amounts. We have reserved (1) 1,250,000 shares for issuance upon the exercise of our Class A redeemable warrants, and (2) 1,250,000 shares for issuance upon the exercise of our Class B redeemable warrants.

         Prior to this offering, there are no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights. Upon completion of this offering, a maximum of 1,250,000 shares will be issuable upon the exercise of Class A redeemable warrants and a maximum of 1,250,000 shares will be issuable upon the exercise of Class B redeemable warrants. In addition, up to 125,000 shares of common stock will be issuable to Public Securities, our underwriters, at $.56 per share and up to 125,000 warrants will be issued to Public Securities at an exercise price of $.14 per share, at the rate of one share and warrant for every 10 shares sold by Public Securities in this offering. There are no shares of common stock subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

Common Stock

     Our certificate of incorporation authorizes the issuance of 50,000,000 shares of common stock, par value $.001 per share, of which 2,380,000 shares are outstanding on the date hereof. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may be outstanding, if and when the board of directors declares dividends, holders of common stock are entitled to ratably receive, such dividends. Upon the liquidation, dissolution, or winding up of the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Common stock is not convertible, nor does it have any preemptive rights. The outstanding common stock is validly authorized and issued, fully paid, and nonassessable.

            Prior to this offering, there are no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights. Upon completion of this offering, a maximum of 1,250,000 shares will be issuable upon the exercise of Class A redeemable warrants and a maximum of 1,250,000 shares will be issuable upon the exercise of Class B redeemable warrants. In addition, up to 125,000 shares of common stock will be issuable to Public Securities, our underwriters, at $.56 per share and up to 125,000 warrants will be issued to Public Securities at an exercise price of $.14 per share, at the rate of one share and one warrant for every 10 shares sold by Public Securities in this offering.

            We will, at all times, reserve a sufficient number of authorized but unissued shares to accommodate the exercise of warrants. There is no assurance that any such exercise will take place and therefore no assurance that we will have available to us proceeds from an exercise.

Preferred Stock

         Our certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with a par value of $.001 per share. We have no present plans for the issuance of such preferred stock. The issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

     *    restricting dividends on the common stock;

     *    diluting the voting power of the commo stock;

     *    impairing the liquidation rights of th common stock; and

     * delaying or preventing a change in control of International Test Systems without further action by the stockholders.

Warrants

            The company will offer class A redeemable warrants and class B redeemable warrants. The following discussion of certain terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of each warrant and its related warrant agreement, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Both the class A redeemable warrant and the class B redeemable warrant and the class A redeemable warrant agreement and class B redeemable warrant agreement can be inspected and copied by the public at the office of the SEC in Washington, D. C.

The Class A Redeemable Warrants

            The class A redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the company and American Stock Transfer and Trust Company . One class A redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $2.50 per share, subject to adjustment . The class A redeemable warrants are subject to adjustment in the purchase price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class A redeemable warrants in the event of certain stock dividends, stock splits, or similar transactions.

            The class A redeemable warrants may be exercised at any time after issuance, until the close of business on the third anniversary of the effective date of the offering. After the expiration date, the class A redeemable warrants become void and of no value. A holder of the class A redeemable warrants may exercise them at the office of the class A redeemable warrant agent, American Stock Transfer, by surrendering his or her warrant, and paying the exercise price for each warrant being exercised.

            No holder of the class A redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class A redeemable warrants have been duly exercised and the exercise price paid in full.

            The class A redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class A redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30- day notice period.

            If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class A redeemable warrants prior to the exercise of the class A redeemable warrants and deliver a prospectus with respect to such common stock to all class A redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

The Class B Redeemable Warrants

            The class B redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the company and American Stock Transfer. One class B redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $4.50 per share, subject to adjustment. The class B redeemable warrants are subject to adjustment in the exercise price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class B redeemable warrants in the event of certain stock dividends, stock splits, or similar transactions.

            The class B redeemable warrants may be exercised at any time after issuance, until the close of business on the fifth anniversary of the effective date of this offering. After the expiration date, the class B redeemable warrants become void and of no value. A holder of the class B redeemable warrants may exercise them at the office of the class B redeemable warrant agent and, by surrendering his or her warrant, and paying the class B exercise price for each class B redeemable warrant being exercised.

            No holder of the class B redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class B redeemable warrants have been duly exercised and the exercise price paid in full.

             The class B redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class B redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30- day notice period.

            If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class B redeemable warrants prior to the exercise of the class B redeemable warrants and deliver a prospectus with respect to such common stock to all class B redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

Transfer Agent

            American Stock Transfer serves as the transfer agent for our shares of common stock, class A warrants and our class B warrants.

Dividend Policy

            We have not paid any cash dividends to date, there are no assets available to pay dividends, and we do not expect to pay dividends in the foreseeable future. We intend, in the short term at least, to use all available funds to develop our business.

Legal Proceedings

None

EXPERTS

            The financial statements for the year ended December 31, 2001 and the year ended December 31, 2000 included in this registration statement have been included herein in reliance upon the report of Malone & Bailey, PLLC, independent certified public accountants given on the authority of said firm as experts in auditing and accounting.

Legal Matters

Certain legal matters in connection with the registration of the securities were passed upon by David M. Loev, Esq. of Vanderkam & Sanders, counsel to the Company. Vanderkam & Sanders was awarded 100,000 shares of our common stock in consideration of services rendered.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

      On January 8, 2002, the client-auditor relationship between International Test Systems, Inc., (ITS) and Thomas P. Monahan, CPA ("Monahan") ceased as Monahan was dismissed as the Company's auditor.

      To ITS's current Board of Directors, Monahan's report on his audit of ITS for the period from inception (May 13, 1999) through December 31, 1999 and the year ended December 31, 2000 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

      During the audits of ITS's financial statements for the period from inception (May 13, 1999) through December 31, 1999 and the year ended December 31, 2000 and the interim period from December 31, 2000 to the date Monahan was dismissed, Monahan did not have any disagreements with ITS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s) if not resolved to the satisfaction of Monahan, would have caused Monahan to make reference to the subject matter of the disagreement(s) in connection with its reports.

         The decision to change accountants was approved by ITS's Board of Directors.

      On March 18, 2002, ITS engaged Malone & Bailey, PLLC as its independent accountants for the fiscal years ended December 31, 2000 and 2001. During 2000, 2001 and the subsequent interim period in 2002 prior to engaging Malone & Bailey, ITS did not consult with Malone & Bailey regarding either (i) the application of accounting principals to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on ITS's financial statements; or (ii) any matter that was either the subject matter of a disagreement or a reportable event. Malone & Bailey, PLLC has reviewed the disclosure required by Item 304(a) before it was filed with the Commission and has been provided an opportunity to furnish ITS with a letter addresssed to the Commission containing any new information, clarification of ITS's expression of its views, or the respects in which it does not agree with the statements made by ITS in response to Item 304(a). Malone & Bailey, PLLC did not furnish a letter to the Commission.

      ITS has requested that Monahan review the disclosure and to furnish ITS with a letter addressed to the Commission containing any new information, clarification of ITS's expression of its views, or the respect in which it does not agree with the statements made by ITS herein. Such letter has not been received from Monahan as of the date of this filing.

Financial Statements

                        INTERNATIONAL TEST SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                            As of September 30, 2002


        ASSETS
Current Assets
    Cash                                                            $       855
    Accounts receivable                                                     402
    Inventory                                                             2,371
    Due from related party                                                  878
                                                                    -----------
      Total Current Assets                                                4,506

Property & equipment, net of $24,253
    accumulated depreciation                                              5,431
Goodwill                                                                 30,169
Deferred offering costs                                                 162,610
                                                                    -----------
        Total Assets                                                $   202,716
                                                                    ===========


        LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
    Accounts payable                                                $    28,882
    Accrued expenses                                                      1,605
    Current portion of note payable                                         830
                                                                    -----------
      Total current liabilities                                          31,317

Long term portion of note payable                                         1,126
Note payable to related party                                            26,750
                                                                    -----------
      Total liabilities                                                  59,193
                                                                    -----------


        STOCKHOLDERS' EQUITY
Common stock, $.001 par, 50,000,000 shares
    authorized, 2,150,000 shares outstanding                              2,150
Additional paid in capital                                            1,404,595
Retained deficit                                                     (1,263,222)
                                                                    -----------
    Total Stockholders' Equity                                          143,523
                                                                    -----------
      Total Liabilities & Stockholders' Equity                      $   202,716
                                                                    ===========

                        INTERNATIONAL TEST SYSTEMS, INC.
                       CONSOLIDATED STATEMENTS OF EXPENSES
                      For the Three Months and Nine Months
                        Ended September 30, 2002 and 2001


                                   Three Months Ended                Nine Months Ended
                                     September 30,                    September 30,
                                 2002            2001           2002              2001
                               ---------       ---------       ---------         ---------

Sales                         $   7,468       $   2,997       $   8,975        $   5,076
Rental income                                                       510
                               ---------       ---------       ---------         ---------
    Total revenue                 7,468           2,997           9,485             5,076


General & administrative
  - paid in cash                 37,226           1,924          25,453             9,761
  - paid in stock                 8,000         139,400          78,000           139,400
Depreciation                        913                           1,521
Interest expense                    534                           2,546
                               ---------       ---------       ---------         ---------
Net loss                      $ (39,205)      $(138,327)      $ (98,035)        $(144,085)
                               =========       =========       =========         =========


Basic and diluted net
    loss per common share        $(0.02)         $(0.07)         $(0.05)           $(0.07)
Weighted average common
    shares outstanding        2,150,000       1,991,667       2,094,444         1,947,222

                        INTERNATIONAL TEST SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Nine Months Ended September 30, 2002 and 2001


                                                      2002           2001
                                                    ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                          $ (98,035)     $(144,085)
  Adjustments to reconcile net loss
      to cash used by operating activities:
    Stock issued for services                          78,000        139,400
      Depreciation                                      1,521
    Changes in:
          Accounts receivable                             448
          Inventory                                       833
          Due from related party                          (25)           385
          Accounts payable                              3,867           (440)
          Accrued expenses                              1,605
                                                    ---------      ---------
NET CASH USED IN OPERATING ACTIVITIES                 (11,786)        (4,740)
                                                    ---------      ---------

NET CASH FLOWS FROM INVESTING ACTIVITIES
    Increase in deferred offering costs               (22,572)       (10,000)
                                                    ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Shareholder contributions                             6,900         15,073
    Proceeds from note payable to related party        26,750
    Payments on note payable                             (561)
                                                    ---------      ---------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES        33,089         15,073
                                                     --------      ---------

NET CHANGE IN CASH                                     (1,269)           333

CASH AT BEGINNING OF PERIOD                             2,124          5,345
                                                    ---------      ---------
CASH AT END OF PERIOD                               $     855      $   5,678
                                                    =========      =========

                        INTERNATIONAL TEST SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of International Test Systems, Inc., a Delaware corporation ("ITS"), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in ITS' latest Annual Report filed with the SEC on Form SB-1. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form SB-1, have been omitted.

NOTE 2 - NOTE PAYABLE TO RELATED PARTY

In March 2002 ITS entered into a line of credit agreement with a major shareholder. The agreement provides for a $25,000 line of credit available to ITS as needed. The limit was increased to $40,000 in August 2002. Unpaid principal and interest bear an interest rate of 8%, with interest due on the fifteenth of each month which is being accrued. The entire unpaid principal and interest is due on December 31, 2003.

NOTE 3 - EQUITY

In July 2002, the articles of incorporation were amended to change the authorized number of common stock from 20,000,000 to 50,000,000.

In the nine months ended September 30, 2002, ITS canceled 100,000 shares of common stock issued in prior years for services unfulfilled. Also, 170,000 shares of common stock were transferred to five third parties by two major shareholders on behalf of ITS for services performed for ITS valued at $.40 per share or $68,000. 100,000 shares of common stock were issued for legal services related to the public offering valued at $.40 per share or $40,000, and are part of deferred offering costs.

NOTE 4 - RENTAL INCOME

Rental income consists of income paid by third parties that are renting testing equipment.

NOTE 5 - SUBSEQUENT EVENT

In October 2002, a major shareholder transferred 2,000 shares of common stock on to four third parties on behalf of ITS for services valued at $.40 per share or $800.

In November 2002, ITS issued 230,000 shares to two third parties for consulting services valued at $.40 share or $92,000.

In December 2002, a major shareholder transferred 75,000 shares of common stock to one third party on behalf of ITS for services valued at $.40 per share or $30,000.

                           INDEPENDENT AUDITORS REPORT


To the Board of Directors and Stockholders
  International Test Systems, Inc.
  San Antonio, Texas

We have audited the accompanying balance sheet of International Test Systems, Inc., as of December 31, 2001 and the related statements of expenses, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of ITS's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Test Systems, Inc. as of December 31, 2001 and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.


MALONE & BAILEY, PLLC
Houston, Texas
www.malone-bailey.com

                                 April 2, 2002
                        INTERNATIONAL TEST SYSTEMS, INC.
                                  BALANCE SHEET
                             As of December 31, 2001


        ASSETS
Current Assets
    Cash                                                        $       171
    Accounts receivable                                                  30
    Due from related party                                              466
                                                                 -----------
      Total Current Assets                                              667

Deferred offering costs                                             100,037
                                                                 -----------

        Total Assets                                            $   100,704
                                                                 ===========

Liabilities                                                     $         0

Commitments


        STOCKHOLDERS' EQUITY
Common stock, $.001 par, 20,000,000 shares
    authorized, 2,025,000 shares outstanding                          2,025
Additional paid in capital                                        1,263,866
Retained deficit                                                 (1,165,187)
                                                                 -----------

    Total Stockholders' Equity                                  $   100,704
                                                                 ===========

                        INTERNATIONAL TEST SYSTEMS, INC.
                             STATEMENTS OF EXPENSES
                 For the Years Ended December 31, 2001 and 2000



                                                        2001            2000
                                                      ---------       --------
Revenue from equipment sales commissions             $   5,675       $  10,482

Selling expenses                                                         2,225
General & administrative
  - paid in cash                                        15,507          35,195
  - paid in stock                                      139,400          30,000
                                                      ---------       ---------
Net loss                                             $(149,232)      $ (56,938)
                                                      =========       =========


Basic and diluted net loss per common share              $(.08)          $(.03)
Weighted average common shares outstanding           1,966,667       1,808,333


                        INTERNATIONAL TEST SYSTEMS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 2001 and 2000


                                              Common Stock              Net
                                         Shares         Amount          Loss          Totals
                                        ---------     ----------     -----------     ---------

Balances, December 31, 1999             1,350,000     $1,011,418     $ (959,017)     $  52,401

Shares issued for:
    - cash                                500,000        200,000                       200,000
    - less deemed dividend                              (150,000)                     (150,000)
    - services                             75,000         30,000                        30,000

Net loss                                                                (56,938)       (56,938)
                                        ---------     ----------     -----------     ---------

Balances, December 31, 2000             1,925,000      1,091,418      (1,015,955)       75,463

Shares returned to ITS                   (298,500)

Shares issued for:
    - services                            348,500        139,400                       139,400
    - deferred offering costs              50,000         20,000                        20,000

Contribution to capital
    by shareholders                                       15,073                        15,073

Net loss                                                                (149,232)     (149,232)
                                        ---------     ----------     -----------     ---------

Balances, December 31, 2001             2,025,000      1,265,891     $(1,165,187)    $ 100,704
                                        =========                    ===========     =========
          less: par value                                 (2,025)
                                                      ----------
          Additional paid in capital                  $1,263,866
                                                      ==========

                        INTERNATIONAL TEST SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2001 and 2000


                                                       2001             2000
                                                     ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                         $(149,232)       $ (56,938)
  Adjustments to reconcile net loss
      to cash used by operating activities:
    Stock issued for services                        139,400           30,000
    Changes in:
          Accounts receivable                            (30)
          Due from related party                       7,060          (10,482)
          Accounts payable                              (440)         ( 2,039)
                                                   ---------        ---------
NET CASH USED IN OPERATING ACTIVITIES                 (3,242)         (39,459)
                                                   ---------        ---------

NET CASH FLOWS FROM INVESTING ACTIVITIES
    Increase in deferred offering costs              (17,005)         (10,000)
                                                   ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Sales of common stock                                                50,000
  Shareholder contributions                           15,073
                                                   ---------        ---------

NET CHANGE IN CASH                                    (5,174)             541


CASH AT BEGINNING OF PERIOD                            5,345            4,804
                                                   ---------        ---------

CASH AT END OF PERIOD                              $     171        $   5,345
                                                   =========        =========

NONCASH ACTIVITIES:
    Deferred offering costs paid with stock        $  20,000

                        INTERNATIONAL TEST SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. International Test Systems, Inc. was originally formed in Texas on September 20, 1996. This Texas corporation was dissolved in Texas in September 1999 and separately incorporated in Delaware with substantially identical ownership on September 20, 1999. See Note 4.

ITS received commissions from the sale of equipment assembled by a sister company Pensar Technologies, LLC that is used for testing printed circuit boards used in personal computers. In May 2002, ITS purchased all the assets and operations of Pensar. See Note 8.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition. Commissions income is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished circuit board testing equipment. There has been a free software upgrades policy which was to have been honored by Pensar. Since inception, no customers have requested a software upgrade. There is also a 3-year warranty on the testing equipment, which was to have been honored directly by Pensar if any claims had been made. Since inception, there have been no warranty claims.

Software included in the circuit board testing equipment is considered part of the equipment and the related sale. At the point of sale, the software does not require significant modification, customization or subsequent customer support. Product pricing includes the relevant software. A standard 3-year commercial warranty applies, and warranty claims on the limited sales to date are non-existent. Management does not believe significant warranty claims will arise in the future. No upgrades or enhancements are considered likely to sold equipment.

Income taxes. ITS recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. ITS provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Earnings per Share. Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive. There were no common stock equivalents during 2001 or 2000.

Recently issued accounting pronouncements. In June 2001, the Financial Accounting Standards Board ("FASB") released its Statement No. 141 "Business Combinations" which eliminated the pooling of interests method and further clarified the criteria to recognize intangible assets separately from goodwill. This statement is effective for any business purchased after June 30, 2001, and these provisions will apply to the purchase of Pensar (see Note 10) in May 2002.

Also in June 2001, FASB issued its Statement No. 142 "Goodwill and Other Intangible Assets" which specified how identifiable intangible assets should be separated from goodwill, that goodwill will no longer be amortized, and how asset impairment should be accounted for. ITS does not expect this statement to have any impact on its results of operations, financial position or cash flow.

ITS also does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on ITS results of operations, financial position or cash flow.

NOTE 2 - DUE FROM RELATED PARTY

By agreement, ITS receives a 40 percent commission from sales of products produced by Pensar Technologies, LLC ("Pensar"), a Texas Limited Liability Company formed on April 20, 1995. Both companies also share management and expenses and intercompany cash transactions occur from time to time. As of December 31, 2001, Pensar owed ITS $466.

NOTE 3 - DEFERRED OFFERING COSTS

Legal costs associated with the public offering are being deferred until such time the offering is effective or is aborted. When effective, the deferred offering costs will be charged to equity against the proceeds raised. Deferred offering costs as of December 31, 2001 were $100,037.

NOTE 4 - 1999 CORPORATE RESTRUCTURING

On June 24, 1999, ITS Texas agreed with Unifund America, Inc. and Unifund Financial Group, Inc. (both referred to as "Unifund"), and Pensar to dissolve ITS Texas, create a new corporation in Delaware, and also simultaneously transfer all of the assets and liabilities of ITS Texas to Pensar. Pensar was formed as a Texas LLC in 1995 and was owned by 5 entities, two of which were Unifund and Birmingham. Immediately prior to this restructing, Pensar owned 45% of ITS Texas. The agreement was consummated when ITS Delaware was created on September 20, 1999. Under this agreement, all of the shareholders in ITS Texas except Pensar exchanged their ITS Texas shares for shares in ITS Delaware and also ownership in Pensar. Pensar gave up all of its shares in ITS Texas for the assets and liabilities of ITS Texas. ITS Texas transferred its net assets of $7,274 to Pensar and ITS Texas was dissolved. Because the ITS Delaware shares were not issued pro-rata with the original ownership in ITS Texas, additional shares have been recorded as compensation expense of $6,292 based on the offering price of $.40 per share.

This agreement also called for the issuance of 770,000 shares and 193,000 shares of ITS stock to both Unifund and the president of ITS Texas ("Birmingham"), respectively, for compensation upon the formation of ITS. On September 20, 1999, in lieu of accepting these shares for compensation, Unifund purchased 574,000 shares of ITS Delaware for $31,200 cash and direct payment of third party vendor bills of $26,200. These payments were recorded as expenses. Since the price paid was below the offering price of $.40 per share, the $.30 difference has been recorded as a deemed dividend.

Additional shares were issued in September 1999, as follows:

         - Unifund received 196,000 shares of ITS Delaware for consulting services valued at $.40 per share, or $78,400.
         - Unifund's CEO received 150,000 shares of ITS Delaware for director services valued at $.40 per share, or $60,000.
         - Birmingham received 193,000 shares of ITS Delaware for compensation valued at $.40 per share, or $77,200.
         - five third parties received 165,000 shares of ITS for services valued at $.40 per share, or $66,000.
         - two third parties received 55,000 shares of ITS for deferred offering costs valued at $.40 per share, or $22,000.

Stock transactions concerning and around the June 1999 agreement that was consummated in September 1999 are as follows:

                                                            Common Stock
                                                        Shares        Amount
                                                       ---------    ----------
ITS Texas pre-dissolution balances                     1,600,000    $  651,400
ITS Texas is dissolved                                (1,600,000)
Net assets to Pensar                                                    (7,274)

ITS Delaware shares are issued to former ITS
    Texas shareholders                                     1,270             0
Compensation expense due to disproportionate
  issue of ITS Delaware shares                            15,730         6,292
Shares sold to Unifund for $31,200 cash and direct
  payment of third party expenses of $26,200             574,000       229,600
    - less deemed dividend of $.30 per share                          (172,200)
Shares issued for services at $.40 per share:
    - Unifund                                            196,000        78,400
    - Birmingham                                         193,000        77,200
    - Unifund's CEO                                      150,000        60,000
    - Five third parties                                 165,000       66,000
    - Two third parties (deferred offering costs)         55,000        22,000
                                                       ---------    ----------
ITS Delaware Balances, December 31, 1999               1,350,000    $1,011,418
                                                       =========    ==========

NOTE 5 - YEAR 2000 COMMON STOCK TRANSACTIONS

In February 2000, Birmingham purchased 250,000 shares of ITS common stock for $.10 per share for total proceeds of $25,000. Since the offering price of ITS common stock was $.40 per share, the statement of stockholders' equity shows cash at $.40 per share less a deemed dividend for the difference between the actual cash received and $.40 per share. In December 2000, Birmingham was issued 50,000 shares of ITS common stock for services valued at $.40 per share, or $20,000.

In February 2000, Unifund purchased 250,000 shares of ITS common stock for $.10 per share for $25,000. A deemed dividend was recorded for the difference between the actual cash received and $.40 per share.

In December 2000, ITS issued 25,000 shares of common stock for services to a director and shareholder valued at $.40 per share, or $10,000.

NOTE 6 - YEAR 2001 COMMON STOCK TRANSACTIONS

Birmingham contributed $73 to ITS to fund ongoing operations.

Unifund  contributed  $15,000 to ITS to fund  ongoing  operations  and  returned
298,500 shares of ITS common stock to ITS, both for no consideration. These shares were cancelled. ITS issued 348,500 shares of common stock to several individuals for services provided at $.40 per share, or $139,400. Another 50,000 shares were issued at $.40 per share for deferred offering costs of $20,000.

NOTE 7 - INCOME TAXES

ITS has net operating losses of $78,000 from inception, which expire in the years 2011 - 2021.

                  Deferred tax assets                            $ 26,000
                  Less: valuation allowance                       (26,000)
                                                                 --------
                  Net deferred taxes                             $      0
                                                                 ========

NOTE 8 - COMMITMENTS

In January 2002, ITS entered into a 3 year office lease with a related party for $100 per month which expires on December 31, 2004. ITS incurred rent expense of $4,521 and $5,130 in 2001 and 2000, respectively. Future minimum lease payments are $1,200 per year in each of 2002, 2003, and 2004.

In May 2002, ITS entered into a 5-year employment agreement with Carey Birmingham, as President and CEO. The agreement is contingent upon ITS raising $125,000. When $125,000 is raised, the 5-year agreement begins. The salary in year one will be $45,000 with a $10,000 increase per year in years two through four and a $25,000 increase in year five.

NOTE 9 - MAJOR CUSTOMERS

ITS sells units for Pensar for a 40 percent commission. ITS had no other source of revenue for 2001 and 2000. No vendors accounted for as much as 10 percent of purchases.

NOTE 10 - PURCHASE OF PENSAR OPERATIONS

On May 5, 2002, ITS merged with Pensar by issuing Pensar 300,000 shares of ITS common stock for all of Pensar's assets and liabilities. The 300,000 shares were valued at $.05 per share, or $15,000. The goodwill of $30,169 was recorded as of May 5, 2002.

Goodwill in the purchase of Pensar represents the excess of the purchase price paid (300,000 shares valued at $.05 per share, or $15,000) over the fair value of the assets acquired ($15,666) net of the liabilities assumed ($30,835). The purchase price was negotiated as a private contract between the two major stockholders of both entities, Birmingham and Unifund. There were no other bidders.

The two major shareholders Birmingham and Unifund each returned 100,000 shares of ITS stock to ITS as part of the Pensar purchase. Also, certain ITS shareholders were issued 25,000 shares for services valued at $.40 per share, or $10,000.

The primary reason for the merger: ITS was originally formed as the public marketing arm of Pensar products. As planning of the public stock offering progressed, management decided that the legal, accounting and reporting problems created by maintaining two separate entities, one public and one private, were unreasonable and not needed.

A summary of the allocation of the purchase price is as follows:

          Assets acquired
                  Cash                                          $    153
                  Other current assets                             8,560
                  Property and equipment                           6,953
          Liabilities acquired                                   (30,835)
          Goodwill recorded                                       30,169

A pro forma summary of results of operations for 2001 and 2000 as if the combination had occurred on January 1, 2000 is as follows:

                                          2001                 2000
                                        ---------           ---------
          Sales                         $  14,186           $  41,587
Cost of goods sold                          7,709              36,381
                                        ---------           ---------
Gross margin                                6,477               5,206

Selling expenses                                                2,237
General and administrative                218,837              95,622
Depreciation                                3,867               3,092
                                        ---------           ---------
Net loss                                $(216,227)          $ (95,745)
                                        =========           =========

                            PENSAR TECHNOLOGIES, LLC
                                  BALANCE SHEET
                             As of December 31, 2001


        ASSETS
Current Assets
    Cash                                                            $   1,953
    Accounts receivable                                                   820
    Due from related party                                                853
    Inventory                                                           3,204
                                                                     ---------
      Total Current Assets                                              6,830

Property & equipment, net of $21,353
  accumulated depreciation                                              8,332
                                                                     ---------
        Total Assets                                                 $  15,162
                                                                     =========

        LIABILITIES AND PARTNERS' DEFICIT
Current Liabilities
    Accounts payable                                                 $  28,937
    Due to related party                                                   466
    Current portion of note payable                                        699
                                                                     ---------
      Total Current Liabilities                                         30,102

Long term portion of note payable                                        1,818
                                                                     ---------
        Total Liabilities                                               31,920

Commitments

Partners' Deficit                                                      (16,758)
                                                                     ---------
    Total Liabilities and Partners' Deficit                          $  15,162
                                                                     =========

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                            PENSAR TECHNOLOGIES, LLC
                             STATEMENTS OF EXPENSES
                 For the Years Ended December 31, 2001 and 2000



                                                2001                2000
                                             ---------           ---------
Sales                                       $  14,186           $  41,587
Cost of sales                                   7,709              36,381
                                            ---------           ---------
                                                6,477               5,206

Selling expenses                                5,675              10,494
General & administrative                       63,930              30,427
Depreciation                                    3,867               3,092
                                            ---------           ---------
Net loss                                    $ (66,995)          $ (38,807)
                                            =========           =========

                            PENSAR TECHNOLOGIES, LLC
                         STATEMENT OF PARTNERS' DEFICIT
                 For the Years Ended December 31, 2001 and 2000



Balance, December 31, 1999                                $     44

Contributions to capital                                    21,250
Net loss                                                   (38,807)
                                                          --------
Balance, December 31, 2000                                 (17,513)

Contributions to capital                                    67,750
Net loss                                                   (66,995)
                                                          --------
Balance, December 31, 2001                                $(16,758)
                                                          ========

                            PENSAR TECHNOLOGIES, LLC
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2001 and 2000

                                                      2001            2000
                                                   ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                         $ (66,995)      $ (38,807)
  Adjustments to reconcile net loss
      to cash used by operating activities:
    Depreciation                                       3,867           3,092
    Changes in:
          Accounts receivable                          1,102            (673)
          Due from related party                        (853)            518
          Inventory                                    2,757           6,114
          Accounts payable                             1,270          (2,101)
          Due to related party                        (7,060)         10,482
                                                    ---------       ---------
NET CASH USED IN OPERATING ACTIVITIES                (65,912)        (21,375)
                                                    ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                  (649)
                                                    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Capital contributions                               67,750          21,250
    Payments on note payable                            (659)           (130)
                                                    ---------       ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES             67,091          21,120
                                                    ---------       ---------
NET CHANGE IN CASH                                       530            (255)

CASH AT BEGINNING OF PERIOD                            1,421           1,676
                                                    ---------       ---------
CASH AT END OF PERIOD                              $   1,953       $   1,421
                                                    =========       =========

NONCASH ACTIVITIES:
    Purchase of seller-financed property
      and equipment                                $   3,306

                            PENSAR TECHNOLOGIES, LLC
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Pensar Technologies, LLC ("Pensar"), a Texas Limited Liability Company was formed on April 20, 1995.

Pensar assembles equipment used for testing printed circuit boards used in personal computers. The equipment is sold by a sister company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition. Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished circuit board testing equipment.

Software included in the circuit board testing equipment is considered part of the equipment and the related sale. At the point of sale, the software does not require significant modification, customization or subsequent customer support. Product pricing includes the relevant software. A standard 3-year commercial warranty applies, and warranty claims on the limited sales to date are non-existent. Management does not believe significant warranty claims will arise in the future. No upgrades or enhancements are considered likely to sold equipment.

Inventories. Inventories are valued at the lower of first-in, first-out (FIF0) cost or market.

Long-Lived Assets. Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. There were no impairment losses in 2001 or 2000.

Income taxes. ITS recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. ITS provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Recently issued accounting pronouncements. ITS does not expect the adoption of recently issued accounting pronouncements to have a significant impact on ITS results of operations, financial position or cash flow.
NOTE 2 - DUE FROM RELATED PARTY

In 2001, Pensar purchased two computers for one of it's members. The total price was $853, which that shareholder has agreed to reimburse.


NOTE 3 - PROPERTY AND EQUIPMENT

                                                       Estimated
                                                        Useful
                                                        Lives          2001
                                                       -------       --------
                  Furniture and fixtures               5 years       $ 25,730
                  Computers                            3 years          3,995
                                                                     --------
                                                                       29,685
                  Less:  accumulated depreciation                     (21,353)
                                                                     --------
                                                                     $  8,332
                                                                     ========


NOTE 4 - DUE TO RELATED PARTY

By agreement, Pensar pays a 40 percent commission on sales of Pensar products by International Test Systems, Inc. ("ITS"). Both companies have had similar ownership since inception. In addition to commissions and ownership, both companies share management and expenses and at times owe one another money. As of December 31, 2001, Pensar owed ITS $466.

NOTE 5 - NOTE PAYABLE

In August 2000, Pensar purchased computer equipment and financed the purchase over a 48-month term bearing interest of 22.99% with monthly payments of $106. The note is collateralized by the computer equipment. The balance as of December 31, 2001 was $2,517, of which $699 is due in 2002, $950 in 2003, and $868 in
2004.

NOTE 6 - CAPITAL ACCOUNTS

Capital contributions of $67,750 and $21,250 have been made for the 2001 and 2000, respectively, by a member to fund ongoing operations.

NOTE 7 - INCOME TAXES

Pensar is treated as a Limited Liability Company for federal income tax purposes. Accordingly, its earnings are exempt from federal income taxes. Income or loss is reported on the members' federal income tax return.

NOTE 8 - COMMITMENTS

Pensar's previous office lease expired in 2001. In January 2002, Pensar entered into a new three year office lease with a related party for $200 per month which expires on December 31, 2004. Pensar incurred rent expense of $3,535 and $4,325 in 2001 and 2000, respectively. Future minimum lease payments are $2,400 per year in each of 2002, 2003, and 2004.

NOTE 9 - MAJOR CUSTOMERS

Three customers each accounted for 1/3 of 2001 sales. Two different customers accounted for 55 percent and 24 percent of 2000 sales. No other customer and no vendors accounted for as much as 10 percent of sales or purchases.

                           INDEPENDENT AUDITORS REPORT


To the Partners
  Pensar Technologies, LLC
  San Antonio, Texas

We have audited the accompanying balance sheet of Pensar Technologies, LLC, as of December 31, 2001 and the related statements of expenses, partners' capital, and cash flows for each of the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pensar Technologies, LLC as of December 31, 2001 and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.


MALONE & BAILEY, PLLC
Houston, Texas
www.malone-bailey.com

April 2, 2002

MAY 2002 MERGER WITH PENSAR
PRO FORMA SEC-RULE DISCLOSURES

On May 5, 2002, ITS merged with Pensar by issuing Pensar 300,000 shares of ITS common stock for all of Pensar's assets and liabilities. The 300,000 shares were valued at $.40 per share, or $120,000. The goodwill of $135,169 was recorded and immediately written off to operations in 2002.

Goodwill in the purchase of Pensar represents the excess of the purchase price paid (300,000 shares valued at $.40 per share, or $120,000) over the fair value of the assets acquired ($15,666) net of the liabilities assumed ($30,835). The purchase price was negotiated as a private contract between the two major stockholders of both entities, Birmingham and Unifund. There were no other bidders. While Pensar has had gross revenues in each of the last two years, the amounts ($14,186 and $41,587 in 2001 and 2000, respectively) are not large. Because Pensar has never made money and significant revenue growth has not occurred in 2002 to date, management concluded that all goodwill associated with the purchase should be written off as of the purchase date, May 5, 2002.

The two major shareholders Birmingham and Unifund each returned 100,000 shares of ITS stock to ITS as part of the Pensar purchase. Also, certain ITS shareholders were issued 25,000 shares for services valued at $.40 per share, or $10,000.

The primary reason for the merger: ITS was originally formed as the public marketing arm of Pensar products. As planning of the public stock offering progressed, management decided that the legal, accounting and reporting problems created by maintaining two separate entities, one public and one private, were unreasonable and not needed.

A summary of the allocation of the purchase price is as follows:

          Assets acquired
                  Cash                                        $    153
                  Other current assets                           8,560
                  Property and equipment                         6,953
          Liabilities acquired                                 (30,835)
          Goodwill recorded                                    135,169


The following unaudited pro forma balance sheet and statements of expenses have been derived from the balance sheets of ITS and Pensar as of December 31, 2001 and the statements of expenses of ITS and Pensar for the years ended December 31, 2001 and 2000 and adjust such information to give effect to the merger with Pensar as if it had occurred on January 1, 2000. The pro forma statements of operations are presented for informational purposes only and do not purport to be indicative of the results of operations that actually would have resulted if the merger had been consummated on January 1, 2000 nor which may result from future operations. All intercompany transactions have been eliminated.

Pro forma results as of December 31, 2001 and for the year ended are as follows:

                                                                             Pro Forma
                                   ITS          Pensar          Adj.         Combined
                                 --------      ---------      --------     -----------

Cash                             $    171      $  1,953                      $ 2,124
Accounts receivable                    30           820                          850
Due from related party                466           853          (466)           853
Inventory                                         3,205                        3,205
Fixed assets, net                                 8,332                        8,332
Deferred offering costs           100,037                                    100,037
Investment in Pensar              (16,758)                     16,758
                                 ----------     ---------    ---------     -----------
                                 $ 83,946      $ 15,163     $  16,292      $ 115,401
                                 ==========     =========    =========     ===========

Accounts payable                               $ 28,938                    $  28,938
Due to related party                                466     $    (466)
Note payable                                      2,517                        2,517
Capital                       $ 1,474,891       575,382      (575,382)     1,474,891
Retained deficit               (1,390,945)     (592,140)      592,140     (1,390,945)
                               -----------     ---------     ---------    -----------
                              $    83,946      $ 15,163     $  16,292     $  115,401
                               ===========     =========     =========    ===========


Sales                         $     5,675      $ 14,186      $ (5,675)    $   14,186
Cost of goods sold                                7,709                        7,709
                               -----------     --------      ---------    -----------
Gross margin                        5,675         6,477        (5,675)         6,477

Selling expenses                                  5,675        (5,675)
General and administrative        154,907        63,930                      218,837
Depreciation                                      3,867                        3,867
Loss from subsidiary               66,995                     (66,995)
                              -----------      --------      ---------    -----------
Net loss                      $  (216,227)     $(66,995)    $ (66,995)    $ (216,227)
                              ===========      ========      =========    ===========

Pro forma results for the year ended December 31, 2000 are as follows:

                                                                      Pro Forma
                              ITS          Pensar          Adj.       Combined
                            --------      --------      ---------    -----------

Sales                      $  10,482      $  41,587    $ (10,482)     $  41,587
Cost of goods sold                           36,381                      36,381
                           ----------     ---------     ----------    ---------
Gross margin                  10,482          5,206      (10,482)         5,206

Selling expenses               2,225         10,494      (10,482)         2,237
General and administrative   185,151         30,427                     215,578
Depreciation                                  3,092                       3,092
Loss from subsidiary          38,807                     (38,807)
                           ----------     ---------     ---------    -----------
Net loss                   $(215,701)     $ (38,807)   $ (38,807)   $  (215,701)
                           ==========     =========     =========    ===========

Certain Provisions Of Our Articles And By-Laws And Disclosure Of Commission Position On Indemnification For Securities Act Liabilities

            Our Certificate of Incorporation and By-laws contain provisions eliminating the personal liability of a director to the company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director for any breach of such director's duty of loyalty to the company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

            This provision offers persons who serve on the board of directors of the company protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above, including grossly negligent business decisions made in connection with takeover proposals for the company. As a result of this provision, the ability of the company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

            In addition, the amended certificate and by-laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at the request of our company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

Where Can Investors Find Additional Information

            A registration statement on Form SB-1, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to such registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains information regarding registrants that file electronically with the Securities and Exchange Commission.

As filed with the Securities and Exchange  Commission on December 31, 2002

Significant Parties

            The full names and business and residential addresses, as applicable, for the following persons are:

(1) the issuer's directors;

         Carey Birmingham
         Business Address:
         International Test Systems, Inc.
         16161 College Oak, Suite 101
         San Antonio, TX  78249

         Residence:
         21303 Encino Commons Blvd. #408
         San Antonio, Texas 78259

         Alex H. Yount
         Business Address:
         Koontz McCombs Realty Services
         755 East Mulberry Avenue
         Suite 150
         San Antonio, Texas 78212


         Residence:

         206 East Roosevelt Avenue
         Boerne, Texas 78006


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

   H. Youval Krigel
         Business Address:
         Ktest International, LLC
         16161 College Oak, Suite 101
         San Antonio, TX  78249
         Residence:
         14326 Citation
          San Antonio, Texas 78248

(2) the issuer's officers;

          Carey Birmingham, President, Chief Executive Officer and Chief Financial Officer
          Business Address:
          International Test Systems, Inc.
          16161 College Oak, Suite 101
          San Antonio, TX  78249

         Residence:
         21303 Encino Commons Blvd. #408
         San Antonio, Texas 78259

(3)      The issuers general partners; none

(4) and (5) record and beneficial owners of 5 percent or more of any class of the issuer's equity securities; Carey Birmingham Business Address:
         International Test Systems, Inc.
         16161 College Oak, Suite 101
         San Antonio, TX  78249

         Residence:
         21303 Encino Commons Blvd. #408
         San Antonio, Texas 78259

         Unifund Financial Group
         Business Address
         575 Madison Avenue, Suite 1006
         New York, NY  10022


         Scott Barter
         Business Address
         575 Madison Avenue, Suite 1006
         New York, NY  10022


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

         Residential Address
         575 Madison Avenue, Suite 1006
         New York, NY  10022

         Pensar Technologies, LLC
         Business Address
         16161 College Oak, Suite 101
         San Antonio, TX  78249

         BFP Texas
         Business Address
         16161 College Oak, Suite 101
         San Antonio, TX  78249

     (6) promoters of the issuer; Carey Birmingham
         Business Address:
         International Test Systems, Inc.
         16161 College Oak, Suite 101
         San Antonio, TX  78249

         Residence:
         21303 Encino Commons Blvd. #408
         San Antonio, Texas 78259

         H. Youval Krigel
         Business Address:
         Ktest International, LLC
         16161 College Oak, Suite 101
         San Antonio, TX  78249
         Residence:
         14326 Citation
         San Antonio, Texas 78248

     (7) affiliates of the issuer; Carey Birmingham
         Business Address:
         International Test Systems, Inc.
         16161 College Oak, Suite 101
         San Antonio, TX  78249

         Residence:
         21303 Encino Commons Blvd. #408


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


         San Antonio, Texas 78259

         Alex H. Yount
         Business Address:
         Koontz McCombs Realty Services
         755 East Mulberry Avenue
         Suite 150
         San Antonio, Texas 78212

         Residence:

         206 East Roosevelt Avenue
         Boerne, Texas 78006

         H. Youval Krigel
         Business Address:
         Ktest International, LLC
         16161 College Oak, Suite 101
         San Antonio, TX  78249
         Residence:
         14326 Citation
         San Antonio, Texas 78248

(8) counsel to the issuer with respect to the proposed offering; Vanderkam & Sanders, 440 Louisiana, #475, Houston, TX 77002
David Loev
Residence
4712 Bellvies
Bellaire, Texas 77401

(9) each underwriter with respect to the proposed offering; Public Securities, Inc., 300 North Argonne Road, Suite 202, Spokane, Washington 99212.

(10) the underwriters directors; William F. Ross
10430 N. Judkins Lane
Spokane, WA 99217

(11) the underwriters officers; William F. Ross 10430 N. Judkins Lane Spokane, WA 99217

(12) the underwriters general partner; and None.
(13) counsel to the underwriter. Charles A. Cleveland, PS 1212 N. Washington St. Spokane, WA 99201


 INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Our Certificate of Incorporation contains provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (the "DGCL") or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

            In addition, the Certificate of Incorporation and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The estimated expenses of this offering are:
      Registration Fees                       $   875
      Blue Sky Filing Fees                    $ 7,500
      Attorney's Fees                         $45,000
      Accountant's Fees                       $18,000
      Printing and Copying                    $ 1,750

                   TOTAL                      $72,125

UNDERTAKINGS.

The registrant hereby undertakes that it will:

            1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement


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

          a) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and c) Include any additional or changed material information on the plan of distribution.

     2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     5) In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD

The following shares of common stock were issued to the persons identified below by our company.

            In September 1999, Carey Birmingham and Youval Krigel received an aggregate of 203,800 shares of stock in consideration for services rendered in connection with the company's formation which were valued at $81,119. The company believes that the transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the individuals have enough knowledge and experience in finance and business matters to be able to bear an economic risk in the company and they have access to information about the company.

            In September 1999, our company issued 50,000 shares to Sheila Corvino, Esq. in partial remuneration for legal services rendered in connection with this offering which were valued at $20,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the individual has enough knowledge and experience in finance and business matters to evaluate the risks and merits of an investment in the company and the individual has access to the type of information normally provided in a prospectus.

            From June 1999 through September 1999, Unifund Financial Group, Inc. purchased 574,000 shares of our stock in consideration for $57,400. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the entity has enough knowledge and experience in finance and business matters to be able to bear an economic risk in the company and it has access to information about the company.

            In September 1999, Unifund Financial Group received 196,000 of our shares in consideration for business management financial consulting services which were valued at $78,400. We believe that this transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in the company, and since the transaction was non-recurring and privately negotiated.

            In September 1999, R. Scott Barter received 150,000 of our shares in consideration for directorial services which were valued at $60,000. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the company, and since the transaction was non- recurring and privately negotiated.

            In September 1999, Brad Smith received 50,000 shares of our stock in consideration for drafting and consulting services which the company valued at $20,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the company, and since the transaction was non-recurring and privately negotiated.

            In September 1999, Harris Schiff received 10,000 of our shares in consideration for word processing services. The company valued these shares at $4,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the company, and since the transaction was non-recurring and privately negotiated.

            In September 1999, Alan Scott received 5,000 of our shares in consideration for legal services which the company valued at $2,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the company, and since the transaction was non-recurring and privately negotiated.

            In September 1999, we issued Elizabeth Acton, Stephen Birmingham, Dr. Ed Lahniers, B. Raphael Sonsino, and Andree Sonsino an aggregate of 11,200 shares in consideration for various consulting services valued at $4,294. The company believes that the transactions were exempt from registration pursuant to
Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the company, and since the transaction was non-recurring and privately negotiated.

            In February 2000, Carey Birmingham and Unifund Financial Group each received 25,000 shares of our stock in consideration for an aggregate capital contribution of $50,000. The company believes that these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the company, and since the transaction was non-recurring and privately negotiated. In addition, they had access to the type of information normally provided in a prospectus.

            In December 2000, Carey Birmingham received 50,000 shares of our stock in lieu of payment for his services as an officer and director for the year ended December 31, 1999 which the company valued at $20,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the company, he had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

            In December 2000, H. Youval Krigel received 25,000 of our shares in consideration for services rendered as a director which the company valued at $10,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the company, he had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

            In July 2001, Unifund Financial Group, Inc. transferred 70,000 shares of its common stock to Alex H. Yount which the company valued at $28,000. Alex H. Yount became our director on May 1, 2001. In lieu of our company issuing additional shares, Unifund Financial Group agreed to transfer a portion of its stock to Mr. Yount as Mr. Barter, Unifund's chairman of the board resigned from our board of directors on April 30, 2001. In July 2001 Unifund Financial Group also transferred 228,500 shares to Carey Birmingham which the company valued at $91,400. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the company, they had access to the type of information normally provided in a prospectus, and since the transactions were non-recurring and privately negotiated.

            In July 2001, H. Youval Krigel received 34,200 of our shares in consideration for services rendered as a director which the company valued at $13,680. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in the company, he had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

            In July 2001, Elizabeth Acton received 15,800 shares of common stock valued at $6,320 for secretarial services. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that she was able to evaluate the merits and risks of an investment in the company, and since the transaction was non-recurring and privately negotiated.

            In May 2002, Vanderkam & Sanders received 100,000 shares of our common stock in consideration for legal services rendered. The company valued these shares at $40,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in the company, it had access to the type of information normally provided in a prospectus, and since the transaction was non- recurring and privately negotiated.

            In May 2002, Pensar received 300,000 shares in connection with the Asset Purchase Agreement with the company. The company valued these shares at $15,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in the company, it had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated

            In May 2002, Stephen Birmingham, Dr. Ed Lahniers, B. Raphael Sonsino, and Andree Sonsino were issued an aggregate of 25,000 shares of company common stock in consideration for various consulting services which were valued at $10,000. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the company, they had access to the type of information normally provided in a prospectus, and since the transactions were non-recurring and privately negotiated.

            In June 2002, Carey Birmingham and Unifund Financial Group each transferred 75,000 shares of common stock to the following individuals in the following amounts in consideration for services rendered or to be rendered to the company: Warren Kirshenbaum-50,000 shares; Wayne C. Brannan-50,000 shares; and Richard M. Cohen-50,000 shares. These shares were valued at $.40 per share or $60,000. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the company, they had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

            In November 2002, Wayne Brannan and David Karlin each received 115,000 shares from the company in consideration for services to be rendered to the company. The shares were valued at $.40 per share or $92,000. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the company, they had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

Financial Statements and Exhibits

a. Unaudited Financial Statements for the nine months ended September 30, 2002.
b. Audited Financial Statements for the year ended December 31, 2001 and December 31, 2000.
c. Audited Financial Statements for Pensar Technologies, LLC for the year ended December 31, 2001 and December 31, 2000.
d.   Proforma Financial Information

Index to Exhibits

EXHIBIT NO.                             DESCRIPTION
----------                              -----------

     1.1 (1) *Certificate of Incorporation of Registrant

     1.2 (1)  By-laws of Registrant

     1.3 (5)Certificate of Amendment to Certificate of Incorporation

     4.1(3) Form of Share Certificate

     4.2(3) Form of Warrant

     4.3(3) Form of Warrant Agreement

     4.4(4) Form of Subscription Agreement

     4.5(4) Form of Escrow Agreement

     5.1(5) Opinion of Vanderkam & Sanders, counsel to registrant

     10.1(1) Letter of Intent dated June 4, 1999 with Unifund America, Inc.


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     10.2(2) Reorganization and Stock Subscription Agreement Dated June 16,
             1999.

     10.3(2) Stock Exchange Agreement dated September 20, 1999 among certain shareholders of International
             Test Systems, Inc., a Texas corporation and International Test Systems, Inc., a Delaware corporation.

     10.4(1) Distributorship Agreement dated June 19, 1999 between Pensar, Inc. and International Test
             Systems, Inc.

     10.5(2) Amended and Restated Distributorship Agreement dated April 15, 2000 between Pensar, Inc. and
             International Test Systems, Inc.

     10.6(3) Second Amendment to Distributorship Agreement

     10.7(2)*Distributorship Agreement dated April 15, 2000 between Comware
             Technical Services and International Test Systems, Inc.

     10.8(4) Third Amendment to Distributorship Agreement

     10.9(4) Employment Agreement with Carey Birmingham
     10.10(4)Asset Purchase Agreement between International Test Systems, Inc.
             and Pensar Technologies, LLC

     10.11(4)Underwriting Agreement with Public Securities

     23.1(5) Consent of Malone & Bailey, PLLC, Certified Public Accountants.

     23.2(5) Consent of Vanderkam & Sanders

  -------------------------

         (1) Filed as an exhibit to our registration statement filed on September 30, 1999 (File No. 333- 88179) herein incorporated by reference.
         (2) Filed as an exhibit to our registration statement filed on July 26, 2000 (File No. 333-88179) herein incorporated by reference.
         (3) Filed as an exhibit to our registration statement filed on October 30, 2001 (File No. 333- 88179) herein incorporated by reference.
         (4) Filed as an exhibit to our registration statement filed on July 1, 2002 (File No. 333-88179)
         (5) Filed herein.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing and authorizes this amendment number two to its registration statement on Form SB-1 to be signed on its behalf by the undersigned, on December 31, 2002.

                                              International Test Systems, Inc.

                                           /s/ Carey Birmingham
                                          ------------------------------
                                              Carey Birmingham,
                                              Chief Executive Officer,
                                              President, Treasurer and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

         /s/ Carey Birmingham
         ------------------------------------
         Carey Birmingham,
         Chief Executive Officer,  President, Treasurer and Director
         Dated: December 31, 2002

         /s/ H. Youval Krigel
         -------------------------------
         H. Youval Krigel, Director Dated: December 31, 2002


         /s/ Alex H. Yount
         ----------------------------
         Alex H. Yount, Director
         Dated: December 31, 2002



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